   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 9, 1996


                                                       REGISTRATION NO. 333-6457
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                       CORRECTIONAL SERVICES CORPORATION
             (Exact name of registrant as specified in its charter)
                             ---------------------

            DELAWARE                           7389                          11-3182580
 (State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)     Classification Code Number)          Identification No.)

                                   SUITE 1000
                                1819 MAIN STREET
                            SARASOTA, FLORIDA 34236
                                 (941) 953-9199
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               JAMES F. SLATTERY
                       CORRECTIONAL SERVICES CORPORATION
                                   SUITE 1000
                                 1819 MAIN ST.
                            SARASOTA, FLORIDA 34236
                                 (941) 953-9199
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

               SIDNEY TODRES, ESQ.                          H. WATT GREGORY, III, ESQ.
          EPSTEIN BECKER & GREEN, P.C.              GIROIR & GREGORY, PROFESSIONAL ASSOCIATION
                 250 PARK AVENUE                          111 CENTER STREET -- SUITE 1900
            NEW YORK, NEW YORK 10177                        LITTLE ROCK, ARKANSAS 72201
                 (212) 351-4735                                   (501) 372-3000

    APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
                                                             PROPOSED         PROPOSED
                                                              MAXIMUM          MAXIMUM         AMOUNT OF
         TITLE OF SECURITIES               AMOUNT BEING   OFFERING PRICE      AGGREGATE      REGISTRATION
           BEING REGISTERED                 REGISTERED     PER SHARE(1)   OFFERING PRICE(1)        FEE
- ------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..........    2,817,500 shs.      $15.625        $44,023,438      $15,180.50
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the Common Stock on The Nasdaq Stock Market's National Market on June 19, 1996, pursuant to Rule 457(c).
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 1996

PROSPECTUS

                                2,450,000 SHARES

                    CORRECTIONAL SERVICES CORPORATION (LOGO)

                       CORRECTIONAL SERVICES CORPORATION
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

                                  COMMON STOCK

     Of the 2,450,000 shares of Common Stock offered, 2,000,000 shares are being sold by Correctional Services Corporation (the "Company") and 450,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the shares being sold by the Selling Stockholders.


     The Common Stock is traded on The Nasdaq Stock Market's National Market ("The Nasdaq Stock Market") under the symbol "CSCQ." On September 6, 1996, the closing sales price of the Common Stock, as reported by The Nasdaq Stock Market, was $13.75 per share. See "Price Range of Common Stock."

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                                                                      PROCEEDS TO
                                                     UNDERWRITING     PROCEEDS TO       SELLING
                                  PRICE TO PUBLIC    DISCOUNT(1)       COMPANY(2)     STOCKHOLDERS
- ---------------------------------------------------------------------------------------------------
Per Share....................            $                $               $               $
- ---------------------------------------------------------------------------------------------------
Total(3).....................            $                $               $               $
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $400,000, payable by the Company.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 367,500 shares to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will
     be $          , $          and $          , respectively. See
     "Underwriting."

                             ---------------------


     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the shares of Common Stock will be made on or about September   ,
1996.

                             ---------------------
STEPHENS INC.                                                J.C. BRADFORD & CO.


               The date of this Prospectus is September   , 1996.

                                   [PASTE-UP]

ARCHITECTURAL RENDERING OF THE COMPANY'S SECURE JUVENILE YOUTH TRAINING CENTERS
                       IN POLK CITY AND PAHOKEE FLORIDA,
         SCHEDULED TO BECOME OPERATIONAL IN THE FIRST QUARTER OF 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH OTHERWISE MIGHT PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. All references to the Company in this Prospectus include Correctional Services Corporation and its subsidiaries and, unless otherwise indicated, all references to the Company's outstanding Common Stock assume no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY


     The Company is a leading developer and manager of privatized correctional and detention facilities in the United States. Through its three divisions, Adult, Juvenile and Community Corrections, the Company provides a diverse range of services to local, state, and federal governmental correctional agencies. The Company currently has agreements to operate 15 correctional and detention facilities in New York, Florida, Arizona, Texas and the State of Washington. Eleven of these facilities, with a total of 1,975 beds, are currently in operation, three, with a total of 796 beds, are anticipated to be operational in the first quarter of 1997 and one, with 100 beds, is anticipated to be operational in the fourth quarter of 1997. Further, the Company recently was advised that it has been selected, following a competitive bidding process, to negotiate an agreement to design, construct, own and manage a 600-bed adult prison in Arizona, which is anticipated to become operational in the fourth quarter of 1997. The Company is also aggressively pursuing other privatized correctional projects both at the request for proposal ("RFP") stage and the pre-RFP development stage.


     The Company manages both secure and non-secure facilities. The Company's secure facilities include a detention and processing center for illegal aliens, an adult prison, intermediate sanction facilities, driving while intoxicated ("DWI") facilities, and military-style boot camps for juvenile offenders. Its non-secure facilities include residential programs, such as community correctional facilities for federal and state offenders serving the last six months of their sentences, and non-residential supervision programs.

     In addition to providing fundamental residential services for adult and juvenile inmates, the Company has developed a broad range of programs intended to reduce recidivism, including basic and special education, substance abuse treatment and counseling, vocational training, life skills training, and behavioral modification counseling. The management services offered by the Company range from project consulting to the design, development and management of new correctional and detention facilities and the redesign, renovation and management of older facilities. The Company believes its proven ability to manage the full spectrum of correctional facilities and its wide variety of programs and services will increase its marketing opportunities.

     The privatized correctional services industry has experienced rapid growth in recent years. According to the Private Adult Correctional Facility Census, Ninth Edition, prepared by the Private Corrections Project, Center for Studies in Criminology & Law, University of Florida, dated March 15, 1996, the rated capacity of international privatized secure adult correctional facilities grew from 2,620 beds in 1986 to 63,595 beds at year-end 1995 and, in a June 16, 1996 forecast prepared by the Project, is projected to grow to 197,503 beds by year-end 2000. This projection does not include the projected growth of privatized juvenile and community correctional facilities, both of which, the Company believes, are also growing rapidly. According to the United States Department of Justice, Office of Juvenile Justice and Delinquency Prevention, between 1988 and 1994 juvenile arrests for violent crimes grew by more than 50%. Also, according to the United States Department of Justice, Bureau of Justice Statistics, the number of adult inmates housed in federal and state facilities increased from 487,593 at December 31, 1985, to 1,104,074 at December 31, 1995. The Company believes the growth in demand for privatized correctional facilities is attributable to a number of factors, including a shortage of correctional beds, increasing public demand that convicted offenders serve a longer portion of their imposed sentences, the requirements imposed by legal and regulatory authorities to remedy overcrowded conditions and outmoded facilities, and increasing fiscal pressures on governmental agencies to deliver cost-effective correctional services to address these issues.

     The Company's business strategy is to enhance its position as an industry leader and to expand its operations, both internally and through selective acquisitions, in order to capitalize on current growth trends in the privatized corrections industry. The Company intends to continue emphasizing the quality management of its facilities and to continue developing and refining its diversified programs and services. Where appropriate, the Company may commit its own capital for the renovation or expansion of existing facilities or the development and construction of new facilities.

     The Company was incorporated under the laws of the State of Delaware on October 28, 1993 to acquire all of the outstanding capital stock of a number of affiliated companies engaged in operating correctional or detention facilities. The Company's executive offices are located at Suite 1000, 1819 Main St., Sarasota, Florida 34236 (telephone no. 941-953-9199).

                                 RECENT EVENTS

     In July 1996, the Company entered into an agreement with Colorado County, Texas to operate a 100-bed military-style boot camp in Eagle Lake, Texas for juvenile offenders aged 12 to 17. The agreement is for an initial five-year term with three five-year renewal options to the County. The Company will act as an advisor to the County during the construction phase, which is expected to commence in the first quarter of 1997, with the facility scheduled to be completed and become operational during the fourth quarter of 1997.

     In August 1996, the Company was advised it had been selected, through a competitive RFP process, to own and manage a 600-bed adult prison in Florence, Arizona, which is anticipated to become operational in the fourth quarter of 1997. The agreement, which is to be negotiated, will be for an initial three-year term with one two-year renewal option to the Arizona Department of Corrections, as provided in the RFP. The Company will own the facility and is responsible for the related costs, including design, development, construction and start-up expenses, currently estimated at approximately $15.0 million.


     In September 1996, the Company entered into an agreement with Bell County, Texas to operate a secure juvenile detention facility anticipated to be operational in the first quarter of 1997. The agreement provides initially for 64 beds, which is to be expanded to 96 beds by the third quarter of 1997, and has an initial five-year term, with three five-year renewal options to the County. Also, in September 1996, the Company entered into a one-year agreement with the Fort Bend County Community Supervision and Corrections Department to provide beds (estimated by the Company at up to 50 beds) at the Company's South Texas Intermediate Sanction Facility in Houston, Texas and to provide substance abuse treatment to offenders assigned to the facility by the Department.


     On August 1, 1996, the Company filed an amendment to its Certificate of Incorporation changing its name from Esmor Correctional Services, Inc. to Correctional Services Corporation and increasing its authorized Common Stock from 10,000,000 shares, $.01 par value, to 30,000,000 shares, $.01 par value.

                                  THE OFFERING

Common Stock offered by the Company.............   2,000,000 shares

Common Stock offered by the Selling
Stockholders....................................   450,000 shares. See
                                                   "Principal and Selling
                                                   Stockholders."

Common Stock to be outstanding after the
offering........................................   7,145,503 shares(1)

Use of proceeds.................................   To finance construction,
                                                   start-up and related costs of
                                                   the Florence, Arizona and the
                                                   Eagle Lake, Texas facilities
                                                   and the start-up costs of two
                                                   Florida facilities, repay
                                                   bank indebtedness and for
                                                   general corporate purposes.
                                                   See "Use of Proceeds."

The Nasdaq Stock Market symbol..................   CSCQ
- ---------------

(1) Excludes (i) 648,112 shares of Common Stock reserved for issuance under the Company's stock option plans, pursuant to which options to purchase 346,813 shares at a weighted average exercise price of $9.51 per share are outstanding, of which options to purchase 195,944 shares are currently exercisable; (ii) 200,000 shares issuable at $8.875 per share upon exercise of non-qualified options granted to two employees and 15,000 shares issuable at $8.75 per share upon exercise of a non-qualified option granted to a director, of which options to purchase 66,666 shares are currently exercisable; and (iii) 851,202 shares issuable upon exercise of outstanding warrants at an average exercise price of $7.65 per share. See
     "Management -- Stock Options" and "Description of Securities -- Warrants."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)

                                                                                          SIX MONTHS
                                                                                             ENDED
                                                 YEAR ENDED DECEMBER 31,                   JUNE 30,
                                      ----------------------------------------------   -----------------
                                       1991     1992      1993      1994     1995(1)    1995      1996
                                      ------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Revenues..........................  $5,444   $10,322   $14,101   $24,273   $31,552   $16,406   $15,073
  Operating expenses................   3,840     6,292     8,651    14,899    19,732     9,915    10,242
  General and administrative
     expenses.......................   1,232     2,888     3,579     6,696     9,938     5,064     4,402
  New Jersey facility closure
     costs(1).......................      --        --        --        --     3,910     1,488        --
                                      -------  --------  --------  --------  --------  --------  --------
  Operating income (loss)...........     372     1,142     1,871     2,678    (2,028)      (61)      429
  Interest expense..................      67        36        31       133       761       215       453
                                      -------  --------  --------  --------  --------  --------  --------
  Earnings (loss) before income
     taxes..........................     305     1,106     1,840     2,545    (2,789)     (276)      (24)
  Income tax expense (benefit)(2)...      35       390       736     1,002    (1,050)       21       (10)
                                      -------  --------  --------  --------  --------  --------  --------
  Net earnings (loss)(2)............  $  270   $   716   $ 1,104   $ 1,543   $(1,739)     (297)      (14)
                                      =======  ========  ========  ========  ========  ========  ========
  Net earnings (loss) per
     share(2).......................  $ 0.08   $  0.22   $  0.34   $  0.35   $  (.38)  $ (0.07)  $ (0.00)
                                      =======  ========  ========  ========  ========  ========  ========
  Weighted average shares
     outstanding....................   3,281     3,281     3,281     4,395     4,553     4,408     4,975
OPERATING DATA:(3)
  Number of beds....................     297       731     1,222     1,805     1,575     1,585     1,975
  Actual mandays....................  81,221   186,970   282,263   507,884   609,392   320,122   305,489
  Available mandays.................  82,869   221,176   285,132   519,746   635,754   337,354   320,870
  Average occupancy.................   98.0%     84.5%     99.0%     97.7%     95.9%     94.9%     95.2%

                                                                              JUNE 30, 1996
                                                                        -------------------------
                                                                        ACTUAL    AS ADJUSTED(4)
                                                                        -------   ---------------
BALANCE SHEET DATA:
  Working capital.....................................................  $  (601)      $ 5,271
  Total assets........................................................   24,836        46,534
  Long-term debt, including current portion...........................    6,572            --
  Subordinated notes..................................................    4,032         4,032
  Total stockholders' equity..........................................   10,801        39,071

- ---------------

(1) The 1995 consolidated financial statements have been restated with respect to the closure of the New Jersey facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Calendar Year 1995 Compared to Calendar Year 1994" and Note L-1 of Notes to Consolidated Financial Statements.
(2) Net earnings and net earnings per share for 1991, 1992 and 1993 are shown on a pro forma basis to reflect income taxes which were not applicable under the Company's then Subchapter S Corporation status.
(3) All references to the number of beds in this Prospectus, together with all related statistical data, refer to the number of beds under contract which is an estimate in the contract by the contracting governmental agency of the number of offenders expected to be assigned to the facility and not a guarantee of a minimum or maximum number of offenders to be so assigned.
(4) Adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds of $28.3 million therefrom (based on an assumed offering price of $15.25 per share).

     SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain qualifying forward-looking statements. Certain information included in this Prospectus and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as certain information included in oral statements or other written statements made or to be made by the Company) may contain statements that are forward-looking, such as statements relating to projected financial items and results, plans for future expansion and other business development activities, capital spending or financing sources, capital structure and the effects of regulation and competition. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future and, accordingly, such results may materially differ from those expressed in any forward-looking statements by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those described under "Risk Factors" below.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

RISKS ASSOCIATED WITH INTERNAL EXPANSION

     The Company's growth is generally dependent upon its ability to obtain contracts to develop and manage new correctional and detention facilities. The rate of such development depends on a number of factors, including crime rates and sentencing patterns in various jurisdictions and the Company's ability to integrate new facilities into its management structure. Certain jurisdictions recently have required the successful bidders to make a significant capital investment in connection with the financing of a particular project, a trend which will require the Company to have sufficient capital resources in order to compete effectively. In some cases, the Company may determine to construct and own a facility without a contract award when it believes there is a significant shortage of beds and a strong likelihood it will be awarded a contract; however, there can be no assurance that any contract will, in fact, be awarded. Further, there can be no assurance that the Company will be able to obtain contracts to construct and/or manage new facilities or retain existing contracts upon their expiration. See "Business -- Business Strategy."

RISKS ASSOCIATED WITH ACQUISITIONS

     The Company intends to grow through internal expansion and through selective acquisitions. There can be no assurance that the Company will be able to identify, acquire or profitably manage acquired operations or that operations acquired will be profitable or achieve levels of profitability that justify the related investment. Acquisitions involve a number of special risks, including possible adverse short-term effects on the Company's operating results, diversion of management's attention from existing business, dependence on retaining, hiring and training key personnel, risks associated with unanticipated problems or legal liabilities, and amortization of acquired intangible assets, any of which could have a material adverse effect on the Company's financial condition, results of operations and liquidity. See "Business -- Business Strategy."

RESISTANCE TO PRIVATIZATION OF CORRECTIONAL AND DETENTION FACILITIES

     Management of correctional and detention facilities by private entities is a relatively new concept and has not achieved complete acceptance by either governments or the public. The movement toward privatization of correctional and detention facilities has also encountered resistance from certain groups, such as labor unions, local sheriff's departments, and groups that believe that correctional and detention facility operations should only be conducted by governmental agencies. In addition, changes in the dominant political party in any market in which the Company operates could result in significant changes to the previous acceptance of privatization in such market. Further, some sectors of the federal government and some state and local governments are not legally permitted to delegate their traditional management responsibilities for correctional and detention facilities to private companies.

OPPOSITION TO FACILITY LOCATION

     The Company's success in opening new facilities is dependent in part upon its ability to obtain facility sites that can be leased or acquired on economically favorable terms. Some locations may be in or near populous areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. Certain facilities are already located in or adjacent to such areas and, in one instance, the Company abandoned its plans to expand a facility after consulting with community leaders who raised concerns about the expansion. There can be no assurance the Company will be able to open new facilities or expand existing facilities in any particular location.

CONSTRUCTION RISKS

     When the Company is engaged to perform design and construction services for a facility, the Company typically acts as the primary contractor and subcontracts with other parties who act as the general contractors. As primary contractor, the Company is subject to the various risks of construction including, without limitation, shortages of labor and materials, work stoppages, labor disputes and weather interference. The Company is also subject to the risk that the general contractor will be unable to complete construction at the budgeted costs or be unable to fund any excess construction costs. Under such contracts, the Company is ultimately liable for all late delivery penalties and cost overruns.

SHORT-TERM CONTRACTS

     The Company's facility management contracts are typically short-term, ranging from one to three years, with renewal or extension options in favor of the contracting governmental agency. The Company has three contracts subject to renewal in 1996, and there can be no assurance that these or any other contract will be renewed. Additionally, the contracting governmental agency typically may terminate a facility contract without cause by giving the Company adequate written notice. The Company customarily incurs significant development and start-up costs in opening new facilities, and the termination or non-renewal of a contract would require an immediate write-off of any unamortized costs associated with the contract, and could have a material adverse effect upon the Company's financial condition, results of operations and liquidity. See "Business -- Facility Management Contracts."

CONTRACTS SUBJECT TO GOVERNMENTAL FUNDING

     The Company's facility management contracts are subject to either annual or bi-annual governmental appropriations. A failure by a governmental agency to receive such appropriations could result in termination of the contract by such agency or a reduction of the management fee payable to the Company. In addition, even if funds are appropriated, delays in payments may occur which could have a material adverse effect on the Company's financial condition, results of operations and liquidity. See "Business -- Facility Management Contracts."

UNCERTAIN OCCUPANCY LEVELS

     The Company is dependent upon the governmental agency with which it has a management contract to provide inmates for, and maintain the occupancy level of, the managed facility. A substantial portion of the Company's revenues is generated under facilities management contracts that specify a net rate per day per inmate ("per diem rate"), with no minimum guaranteed occupancy levels, while most of the Company's facilities' cost structures are relatively fixed. Under such a per diem rate structure, a decrease in occupancy levels may have a material adverse effect on the Company's financial condition, results of operations and liquidity. See "Business -- Facility Management Contracts."

FACILITY LEASE LIABILITY

     The Company currently leases five of the facilities that it manages. If a management contract for a leased facility were terminated, the Company would continue to be obligated to make lease payments until the lease expires. See "Business -- Facilities."

IMPACT OF DISTURBANCE


     An escape, riot or other disturbance at one of the Company's facilities could have a material adverse effect on the Company's financial condition, results of operations and liquidity. As a result of a disturbance on June 18, 1995 by detainees at the Company's Elizabeth, New Jersey facility which required local police intervention, the facility was closed and all detainees were moved by the Immigration and Naturalization Service (the "INS") to public detention facilities. The disturbance received extensive media coverage which reported the detainees' allegations of poor conditions and treatment and long delays prior to their immigration hearings. The adverse publicity generated as a result of the 1995 disturbance could have a material adverse effect on the Company's ability to obtain future contracts. However, in October 1995, the INS renewed the Company's contract to manage an INS detention center in Seattle, Washington. Thereafter, the Company signed a contract to manage a 100-bed facility in Eagle Lake, Texas, was selected to own and manage a 600-bed adult prison in Florence, Arizona, was re-awarded a contract to manage the 76-bed facility in Del Valle, Texas and signed a contract to manage a 96-bed facility in Killeen, Texas.


     In December 1995, the Company entered into an agreement to sell the assets of the Elizabeth, New Jersey facility to an unaffiliated company that also manages and operates detention centers. The closure of the facility and the subsequent sale of assets resulted in charges to operations during 1995 of $3,909,700, consisting of $416,201 to write-off the deferred development costs and $3,493,499 to adjust the carrying value of the related assets. Following approval by the INS of the transfer of the facility lease and management contract, the sale closed in June 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Calendar Year 1995 Compared to Calendar Year 1994."

POTENTIAL LEGAL LIABILITY

     The Company's management of correctional and detention facilities exposes it to potential third-party claims or litigation by prisoners or other persons for personal injury or other damages, including damages arising from a prisoner's escape or from a disturbance or riot at a Company-managed facility. Currently, the Company is subject to actions initiated by former employees, inmates and detainees alleging assault, sexual harassment, personal injury, property damage, and other injuries. See "Business -- Legal Proceedings." In addition, the Company's management contracts generally require the Company to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company maintains an insurance program that provides coverage for certain liability risks faced by the Company, including personal injury, bodily injury, death or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover potential third-party claims. In addition, the Company is unable to secure insurance for some unique business risks including, but not limited to, riot and civil commotion or the acts of an escaped offender. See "Business -- Insurance."

REGULATION

     The industry in which the Company operates is subject to a variety of federal, state and local regulations, including education, health care and safety regulations, which are administered by various regulatory authorities. The Company's contracts typically include extensive reporting requirements, and supervision and on-site monitoring by representatives of the contracting governmental agencies. Corrections officers customarily are required to meet certain training standards and, in some instances, facility personnel are required to be licensed and subject to background investigation. Certain jurisdictions also require the Company to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. The failure to comply with any applicable laws, rules or regulations and the loss of any required license could have a material adverse effect on the Company's financial condition, results of operations and liquidity. Further, current and future operations of the Company may be subject to additional regulation as a result of new statutes and regulations or changes in the manner in which existing statutes and regulations are or may be interpreted or applied, which could have a material adverse effect on the Company's financial condition, results of operations and liquidity. See "Business -- Regulation."

COMPETITION

     The Company competes on the basis of cost, quality and range of services offered, its experience in managing facilities, the reputation of its personnel and its ability to design, finance and construct new facilities. Some of the Company's competitors have greater resources than the Company. There are few barriers for companies seeking to enter into the management of correctional or detention facilities. The Company also competes in some markets with local companies that may have a better understanding of local conditions and a better ability to gain political and public acceptance. In addition, the Company's Community Corrections and Juvenile Divisions compete with governmental and not-for-profit entities. See "Business -- Competition."

DEPENDENCE UPON EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

     The continued success of the Company is dependent to a significant degree upon retaining its executive officers, the loss or unavailability of any of whom could have an adverse effect on the Company. In addition, the private correctional services industry has a high turnover rate for facility operational employees, and the Company's ability to retain existing contracts and obtain new contracts is in part dependent upon its ability to hire and retain operational employees. See "Management."

OPERATING LOSS


     For the year ended December 31, 1995, the Company incurred an operating loss of $2,027,689 as a result of the $3,909,700 charge to operations resulting from the closure of the Elizabeth, New Jersey facility. Since such date, the Company realized an operating profit of $428,986 for the six months ended June 30, 1996. At June 30, 1996, the Company had a working capital deficit of $601,261.


INDEBTEDNESS

     At June 30, 1996, the Company had total indebtedness of $10,603,777, $6,572,043 of which will be retired following completion of this offering. Additional indebtedness may be incurred thereafter to fund the construction and ownership of correctional facilities. Interest payments on indebtedness are a charge against the Company's earnings and repayments of indebtedness adversely affect its cash flow and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financing."

ANTI-TAKEOVER PROVISIONS

     The ability of the Board of Directors to establish the terms and provisions of different series of preferred stock and the business combination provisions of the Delaware General Corporation Law may discourage unsolicited takeover bids by third parties. See "Description of Securities."

AFFILIATED TRANSACTIONS


     Prior to its initial public offering in February 1994, the Company entered into leases and engaged in transactions with officers, directors and principal stockholders and/or their affiliates which were not negotiated at arm's length; two of such leases are still in effect providing for aggregate monthly payments by the Company to the affiliated entities of approximately $90,000, inclusive of real estate taxes and other charges with respect to one of the leases, plus such charges with respect to the second. Since its initial public offering, the Company has followed a policy that any such transactions must be approved by a majority of the unaffiliated members of the Board of Directors and be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. See "Certain Transactions."


CONTROL BY MANAGEMENT

     Upon completion of this offering, executive officers and directors of the Company and their immediate families will own approximately 20% of the shares of Common Stock outstanding and may thereby have significant influence on stockholder actions.

NO CASH DIVIDENDS

     The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future; in any event, the payment of any such dividends is restricted under the Company's bank loan agreement. See "Dividends."

                                 CAPITALIZATION

     The following table sets forth the Company's capitalization as of June 30, 1996 and as adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds of $28.3 million therefrom (based on an assumed offering price of $15.25 per share):

                                                                      ACTUAL     AS ADJUSTED
                                                                      -------    -----------
                                                                       (DOLLAR AMOUNTS IN
                                                                           THOUSANDS)
    Long-term debt, including current portion.....................   $ 6,572           --
    Subordinated notes(1).........................................     4,032        4,032
    Stockholders' equity:
      Preferred stock, $.01 par value; 1,000,000 shares
         authorized; none outstanding.............................        --           --
      Common stock, $.01 par value; 30,000,000 shares authorized;
         5,145,503 shares outstanding; 7,145,503 shares, as
         adjusted.................................................        51           71
      Additional paid-in capital..................................    11,070       39,320
      Retained earnings...........................................      (320)        (320)
                                                                     -------      -------
              Total stockholders' equity..........................    10,801       39,071
                                                                     -------      -------
                   Total capitalization...........................   $21,405      $43,103
                                                                     =======      =======

- ---------------

(1) See Note H of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by it hereby are estimated at $28.3 million ($33.5 million if the Underwriters' over-allotment option is exercised in full) based on an assumed offering price of $15.25 per share.

     Of the net proceeds, approximately $15.0 million will be applied to fund the design, development, construction and start-up costs of the Florence, Arizona adult prison to be owned by the Company and anticipated to become operational in the fourth quarter of 1997, approximately $6.6 million will be applied to retire bank indebtedness, approximately $3.0 million will be applied to fund the start-up costs of two 350-bed detention facilities in Florida scheduled to become operational in the first quarter of 1997, and approximately $800,000 will be applied to fund the start-up costs and the Company's allocable portion of the construction costs of the juvenile boot camp in Eagle Lake, Texas, which is also anticipated to become operational in the fourth quarter of 1997. The balance of $2.9 million will be available for general corporate purposes, including the possible funding of construction and ownership costs of additional privatized correctional facilities and possible acquisitions in the correctional services industry. Although the Company from time to time receives information from various companies concerning potential acquisition transactions, the Company has not entered into any agreements or commitments regarding any such transaction, and there can be no assurance that any such transaction will be entered into. Pending application, the net proceeds will be invested in short-term, investment grade, interest-bearing securities and/or money market funds.

     The bank indebtedness being repaid from the net proceeds of this offering consists of $4.6 million which bears interest at 8.92%, is repayable in monthly installments and was incurred to repay indebtedness to another bank, and the balance of $2.0 million bears interest at a variable rate, currently 8.6%. All outstanding loan balances are repayable January 15, 1998. The Company recently renegotiated certain provisions of the related bank loan agreement and is holding discussions to increase the amount of funds available thereunder. There can be no assurance such discussions will be successful.

                                   DIVIDENDS

     The Company has not paid any cash dividends on its capital stock and does not anticipate paying any such dividends in the foreseeable future. The Company's bank loan agreement precludes the payment of dividends prior to December 31, 1996. Thereafter, such dividends are limited to ten percent (10.0%) of the Company's net earnings after taxes, provided that the Company is in compliance with the financial covenants of the bank loan agreement.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "CSCQ." The following table sets forth the high and low closing sales prices for the calendar quarters indicated from February 2, 1994, the date of the Company's initial public offering, as reported by the Nasdaq National
Market:


                                                                           HIGH       LOW
                                                                           ----       ---
    1994:
    First Quarter (from February 2)......................................  10 1/4     6 1/2
    Second Quarter.......................................................  10 1/2     7 1/2
    Third Quarter........................................................  10 1/4     8 3/8
    Fourth Quarter.......................................................  10 3/4     9 3/8
    1995:
    First Quarter........................................................  20 1/4     9 7/8
    Second Quarter.......................................................  22 1/2    10 1/2
    Third Quarter........................................................  15 1/2     7
    Fourth Quarter.......................................................  13 3/4     7 1/4
    1996:
    First Quarter........................................................  13 5/8     8 9/1
    Second Quarter.......................................................  20 1/8     8 5/8
    Third Quarter (through September 6, 1996)............................  17        10 3/4


                             ---------------------


     On September 6, 1996, the closing sales price of the Company's Common Stock was $13.75.


     On April 17, 1996, there were approximately 2,200 holders of the Company's Common Stock, including beneficial owners of shares registered in nominee or street name.


     The Company also has Series A Warrants to purchase its Common Stock at a purchase price of $7.75 per share which trade on The Nasdaq Stock Market under the symbol "CSCQW." On September 6, 1996, the closing sales price of the Series A Warrants was $7.625. See "Description of Securities -- Warrants."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for the five years ended December 31, 1995 and as of December 31, 1995 have been derived from the audited consolidated financial statements of the Company. The statement of operations data for the six months ended June 30, 1995 and 1996 and the balance sheet data for June 30, 1996 have been derived from the unaudited consolidated financial statements of the Company and, in the opinion of management, include all adjustments (consisting of normal and recurring adjustments) which are necessary to present fairly the results of operations and financial position of the Company for the periods and dates presented. The selected consolidated financial and operating data for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year. The information set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, the Notes thereto, and the other financial and statistical information included elsewhere in this Prospectus.

                                                                                       SIX MONTHS
                                                                                          ENDED
                                              YEAR ENDED DECEMBER 31,                   JUNE 30,
                                   ----------------------------------------------   -----------------
                                    1991     1992      1993      1994     1995(1)    1995      1996
                                   ------   -------   -------   -------   -------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues.......................  $5,444   $10,322   $14,101   $24,273   $31,552   $16,406   $15,073
  Operating expenses.............   3,840     6,292     8,651    14,899    19,732     9,915    10,242
  General and administrative
     expenses....................   1,232     2,888     3,579     6,696     9,938     5,064     4,402
  New Jersey facility closure
     costs(1)....................      --        --        --        --     3,910     1,488        --
                                   ------   -------   -------   -------   -------   -------   -------
  Operating income (loss)........     372     1,142     1,871     2,678    (2,028)      (61)      429
  Interest expense...............      67        36        31       133       761       215       453
                                   ------   -------   -------   -------   -------   -------   -------
  Earnings (loss) before income
     taxes.......................     305     1,106     1,840     2,545    (2,789)     (276)      (24)
  Income tax expense
     (benefit)(2)................      35       390       736     1,002    (1,050)       21       (10)
                                   ------   -------   -------   -------   -------   -------   -------
  Net earnings (loss)(2).........  $  270   $   716   $ 1,104   $ 1,543   $(1,739)  $  (297)  $   (14)
                                   ======   =======   =======   =======   =======   =======   =======
  Net earnings (loss) per
     share(2)....................  $ 0.08   $  0.22   $  0.34   $  0.35   $ (0.38)  $ (0.07)  $ (0.00)
                                   ======   =======   =======   =======   =======   =======   =======
  Weighted average shares
     outstanding.................   3,281     3,281     3,281     4,395     4,553     4,408     4,975

                                                              DECEMBER 31,
                                              --------------------------------------------   JUNE 30,
                                               1991     1992     1993     1994     1995(1)     1996
                                              ------   ------   ------   -------   -------   --------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................  $ (107)  $  269   $ (102)  $ 1,356   $ 4,540   $   (601)
  Total assets..............................   1,961    2,807    4,745    14,518    23,340     24,836
  Long-term debt, including current
     portion................................      --       --       --     3,835     5,221      6,572
  Subordinated notes........................      --       --       --        --     5,362      4,032
  Total stockholders' equity................     806    1,081    1,926     7,093     9,222     10,801

- ---------------

(1) The 1995 financial statements have been restated with respect to the closure of the New Jersey facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Calendar year 1995 Compared to Calendar year 1994" and Note L-1 of Notes to Consolidated Financial Statements.
(2) Net earnings and net earnings per share for 1991, 1992 and 1993 are shown on a pro forma basis to reflect income taxes which were not applicable under the Company's then Subchapter S Corporation status.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Revenues generated under federal, state and local governmental agency contracts for the management of correctional and detention facilities are the Company's principal source of income. Certain contracts are based on a fixed per diem rate per offender, some of which have guaranteed minimum payments; others provide for fixed monthly rates irrespective of the number of offenders. Contracts typically are short-term, ranging from one to three years, with renewal options in favor of the governmental agency, thereby subjecting the Company to the attendant risks. See "Risk Factors -- Short-Term Contracts."

     The Company pays all costs of operating the managed facilities, except rent in the case of government-owned facilities. The Company's primary expenses are categorized as operating, general and administrative, and interest expenses. Operating expenses consist of payroll (employee salaries, wages and fringe benefits, and payroll taxes) and resident expenses (food service, medical services, utilities, supplies and maintenance and repairs). General and administrative expenses include rent, insurance, professional fees, travel and lodging and depreciation and amortization.

     The Company typically incurs development costs, which may range from $50,000 to $100,000, in responding to a governmental agency RFP. Such costs include planning and developing the project, preparing the bid proposal, travel and legal expenses, and incentive compensation for administrative employees. If management believes the recovery of such costs is probable, the costs are deferred until the anticipated contract has been awarded, at which time the deferred costs are amortized on a straight-line basis over the term of the contract (including option periods). Development costs of unsuccessful or abandoned bids are expensed. The time period from incurring initial development costs on a project to the commencement of operations ranges from six to eighteen months.

     After a contract has been awarded, the Company incurs start-up costs from the date of the award until commencement of operations. Start-up costs include recruitment, training and travel of personnel and certain legal costs, and are capitalized until operations commence, at which time such costs are amortized on a straight-line basis over the term of the contract (including option periods).

     From the inception of operations, the Company fully staffs the facility in accordance with the terms of its contract with the governmental agency. During the initial period of operations (usually one to four months), an operating loss may be sustained while the governmental agency assigns, on an incremental basis, offenders to the facility. Revenues generated during this initial period under per diem contracts increase as the offender population increases.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of total revenues:

                                                        YEARS ENDED               SIX MONTHS
                                                       DECEMBER 31,             ENDED JUNE 30,
                                                ---------------------------     ---------------
                                                1993      1994      1995(1)     1995      1996
                                                -----     -----     -------     -----     -----
    Revenues..................................  100.0%    100.0%     100.0%     100.0%    100.0%
    Operating expenses........................   61.4      61.4       62.5       60.4      67.9
    General and administrative expenses.......   25.4      27.6       31.5       30.9      29.2
    New Jersey facility closure costs(1)......     --        --       12.4        9.1        --
                                                -----     -----      -----      -----     -----
    Operating income..........................   13.3      11.0       (6.4)      (0.4)      2.9
    Interest expense..........................    0.2       0.5        2.4        1.3       3.0
                                                -----     -----      -----      -----     -----
    Earnings (loss) before income taxes.......   13.1      10.5       (8.8)      (1.7)     (0.1)
    Income tax expense (benefit)(2)...........    5.2       4.1       (3.3)       0.1      (0.1)
                                                -----     -----      -----      -----     -----
    Net earnings (loss)(2)....................    7.8%      6.4%      (5.5)%     (1.8)%    (0.0)%
                                                =====     =====      =====      =====     =====

- ---------------

(1) The 1995 consolidated financial statements have been restated with respect to the closure of the New Jersey facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Calendar Year 1995 Compared to Calendar Year 1994" and Note L-1 of Notes to Consolidated Financial Statements.
(2) Net earnings (loss) for 1993 are shown on a pro forma basis to reflect income taxes which were not applicable under the Company's then Subchapter S Corporation status.

  Six Months 1996 Compared to Six Months 1995

     Revenues decreased 8.1% from $16,406,361 for the six months ended June 30, 1995 to $15,072,711 for the six months ended June 30, 1996. The net decrease in revenues for the 1996 period as compared to the 1995 period resulted principally from the discontinuance of the Company's operations at its Elizabeth, New Jersey INS facility on June 18, 1995 and lower occupancy rates at the Company's Fort Worth and Houston, Texas facilities. This decrease was offset in part by revenues generated by the Canadian, Texas facility which began operations in April 1995, the Bartow, Florida facility which began operations in July 1995 and the Phoenix, Arizona facility which began operations in April 1996.

     Operating expenses increased 3.3% from $9,914,657 for the six months ended June 30, 1995 to $10,241,743 for the six months ended June 30, 1996 primarily due to increases in payroll, which increased $483,908, or 7.9%, partially offset by a $151,396, or 5.7%, decrease in resident expenses. These changes resulted primarily from the opening of the facilities noted above, the addition of management personnel in the corporate office, and the discontinuance of operations at the Company's Elizabeth, New Jersey INS facility. As a percentage of revenues, operating expenses increased from 60.4% for the six months ended June 30, 1995 to 67.9% for the six months ended June 30, 1996.

     General and administrative expenses decreased 13.1% from $5,064,367 for the six months ended June 30, 1995 to $4,401,982 for the six months ended June 30, 1996. The decline in general and administrative expenses was attributable primarily to the closure of the Elizabeth, New Jersey INS facility in June 1995. As a percentage of revenues, general and administrative expenses were 30.9% and 29.2% for the six months ended June 30, 1995 and 1996, respectively. In addition, at June 30, 1995 the Company wrote off $1,488,000 of development and other costs associated with the closure of the Elizabeth, New Jersey INS facility.

     Interest expense increased 110.6% from $214,908 for the six months ended June 30, 1995 to $452,511 for the six months ended June 30, 1996. This increase resulted primarily from indebtedness attributable to the placement of $5.7 million of subordinated debt at a 10% interest rate in the third quarter of 1995, the proceeds of which were used to fund the purchase and renovation of the Phoenix, Arizona facility.

     As a result of the foregoing factors, the Company had a net loss of $13,525 or ($0.00) per share, for the six months ended June 30, 1996 compared to a net loss of $296,571, or ($0.07) per share, for the six months ended June 30, 1995.

  Calendar Year 1995 Compared to Calendar Year 1994

     Revenues increased 30.0% from $24,272,989 in 1994 to $31,552,152 in 1995, principally attributable to the revenues produced from the Company's Elizabeth, New Jersey facility, the Ft. Worth, Texas facility and the Travis County, Texas facility, whose operations commenced in September and October 1994. In addition, on July 1, 1995, operations began at the Bartow, Florida facility pursuant to a contract with the Florida Department of Juvenile Justice. Increases in 1995 revenues also resulted from contractual increases in per diem rates.

     Operating expenses increased $4,832,605, or 32.4%, from $14,899,192 in 1994 to $19,731,797 in 1995 primarily due to increases in payroll and resident expenses, which increased $3,862,117, or 36.2%, and $970,487, or 22.9%, respectively. The increases in payroll and resident expenses resulted principally from the opening in late 1994 of the facilities noted above and the addition of management personnel in the corporate office. Payroll expenses accounted for 43.9% and 46.0% of total revenues in 1994 and 1995, respectively. As a percentage of total revenues, operating expenses were 61.4% and 62.5%, respectively, in 1994 and 1995.

     General and administrative expenses increased from $6,695,599 in 1994 to $9,938,344 in 1995, an increase of $3,242,745, or 48.4%, attributable to expenses associated with operations of the Elizabeth, New Jersey facility from January 1 to June 18, 1995 (when the facility was closed) and to expenses associated with the Ft. Worth and Travis facilities for a full year and to the Bartow facility since July 1, 1995. As a percentage of revenues, general and administrative expenses were 27.6% and 31.5% for 1994 and 1995, respectively.

     Due to a disturbance at the Company's Elizabeth, New Jersey INS facility on June 18, 1995, the facility was closed and all detainees located therein were moved by the INS to other facilities. On December 15, 1995, the Company and a publicly-traded company (the "Buyer"), which also operates and manages detention and correctional facilities, entered into an asset purchase agreement pursuant to which the Buyer purchased the equipment, inventory and supplies, contract rights and records, leasehold and land improvements of the Company's New Jersey facility for $6,223,000. The purchase price is payable in non-interest bearing monthly installments of $123,000 through August 1999 beginning in the month the Buyer commences operations of the facility. If the INS re-awards the contract to the Buyer, the unpaid balance is payable in non-interest bearing monthly installments of $123,000 beginning in the first month of the re-award term, and the Company will record as income the unpaid balance. On June 13, 1996 the Company, the Buyer and the INS executed a Novation Agreement whereby the Buyer became the successor-in-interest to the contract with the INS. In addition, the Company's lease for the New Jersey facility was assigned to the Buyer. The Company has no continuing obligation with respect to the Elizabeth, New Jersey INS facility.

     The receivable from the sale of the equipment and leasehold improvements reflected on the balance sheet at December 31, 1995, and June 30, 1996 represented the present value of the consideration to be received through August 1999 (discounted at 11.5% per annum) reduced by the estimated closing costs (legal and consulting) and the facility's estimated carrying costs through July 1, 1996. The statement of operations for 1995 reflects a provision for closure costs of $3,909,700, which represents $416,201 from the write-off of deferred development costs related to the facility and $3,493,499 resulting from the adjustment of the carrying value of the related assets discussed above. During the six months ended June 30, 1996, the reserve for carrying and closing costs was reduced by approximately $300,000 of payments for rent and other carrying and closing costs.

     The Company has revised the present value of the $6,223,000 purchase price for the sale of equipment and leasehold improvements described above, reducing to zero the present value of the $1,800,000 portion of the purchase price, or $1,300,000, contingent upon re-award of the related management contract and increased the provision for closure costs in a like amount for the year ended December 31, 1995. The effect of the adjustments on the accompanying financial statements at December 31, 1995 is as follows:

                                                                  AS PREVIOUSLY
                                                                    REPORTED      AS RESTATED
                                                                  -------------   ------------
    Net loss....................................................   $  (959,391)   $ (1,739,391)
    Net loss per common share...................................         (0.21)          (0.38)
    Receivable from sale of equipment and leasehold
      improvements..............................................     4,507,882       3,207,882
    Deferred income taxes.......................................       600,000       1,120,000
    Retained earnings (deficit).................................       473,492        (306,508)

     Interest expense increased $628,387 from $133,315 in 1994 to $761,702 in 1995, as a result of additional borrowings in 1995, incurred primarily to fund development and start-up costs and fixed asset acquisitions for the Phoenix, Arizona facility.

     The provision for income taxes aggregated $1,002,000 in 1994 as compared to an income tax benefit of $1,050,000 in 1995. The effective tax rate was 39.4% in 1994 and 37.6% in 1995.

     The Company had a net loss of $1,739,391 for 1995 compared to net income of $1,542,883 for 1994, principally as a result of the closure of the Company's New Jersey INS facility.

  Calendar Year 1994 Compared to Calendar Year 1993

     Revenues increased 72.1% from $14,101,194 in 1993 to $24,272,989 in 1994.
The commencement of operations in December 1993 of the Company's south Texas Intermediate Sanction Facility in Houston, Texas, operated for the Texas Department of Criminal Justice, Pardons and Paroles Division and the commencement of full scale operations in September 1994 of the Company's Immigration and Naturalization Service facility in Elizabeth, New Jersey were the primary reasons for the increase in revenue. Operations also commenced at the Company's Fort Worth, Texas and Travis County, Texas facilities on October 1, 1994.

     Operating expenses increased $6,247,917, or 72.2%, from $8,651,275 in 1993 to $14,899,192 in 1994 primarily due to increases in payroll and resident expenses. Payroll expenses increased $4,321,132, or 68.0%, and resident expenses increased $1,926,786, or 83.0%, for 1994 as compared to 1993. The increases in payroll and resident expenses resulted from the opening of the facilities noted above. Payroll expenses accounted for

49.1% and 51.6% of total expenses for the years ended December 31, 1994 and 1993, respectively. Resident expenses accounted for 19.5% and 18.9% of total expenses in 1994 and 1993, respectively. As a percentage of revenues, operating expenses were 61.4% in each of the years ended December 31, 1993 and 1994.

     General and administrative expenses for the years ended December 31, 1993 and 1994 were $3,578,738 and $6,695,599, respectively, an increase of $3,116,861 or 87.1%. The opening of the above-noted facilities accounted for a significant portion of the increase in general and administrative expenses. As a percentage of revenues, general and administrative expenses were 25.4% and 27.6% for the years ended December 31, 1993 and 1994, respectively. The 1994 increase was attributable primarily to depreciation and amortization costs associated with the construction of the Company's New Jersey facility and related development and start-up costs and the write-off of deferred loan costs of $111,854.

     Interest expense increased $102,529 from $30,786 in 1993 to $133,315 in 1994, as a result of higher interest rates in 1994 and additional borrowings.

     The provision for income taxes increased $266,000, or 36.1%, from $736,000 in 1993 to $1,002,000 in 1994. The effective tax rate was 40.0% in 1993 and 39.4% in 1994.

     As a result of the forgoing factors, net earnings increased $438,488, or 39.7%, from $1,104,395 in 1993 to $1,542,883 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations through private placements and public sales of its securities, cash generated from operations and borrowings from banks.


     The Company had a working capital deficit at June 30, 1996 of $601,261, a decline of $5,141,357 from the Company's working capital at December 31, 1995, principally attributable to funds used for construction of the Company's Phoenix, Arizona facility, which opened April 11, 1996. The Company's current ratio declined to 0.91 to 1 at June 30, 1996 from 1.95 to 1 at December 31, 1995. At June 30, 1996, the projected start-up costs for the two 350-bed detention facilities in Florida, scheduled to become operational in the first quarter of 1997, were estimated at $3.0 million. Thereafter, the Company received awards for two new facilities, scheduled to become operational in the fourth quarter of 1997, for which the projected costs to the Company are estimated at $15.8 million. Approximately $18.8 million of the net proceeds of this offering have been allocated to fund construction, start-up and related costs with respect to these facilities. See "Use of Proceeds."


     Net cash provided by operating activities was $235,696 for the six months ended June 30, 1996 as compared to $2,654,688 for the six months ended June 30, 1995. The decrease was attributable primarily to the reduction in depreciation and amortization resulting from the closure of the Elizabeth, New Jersey INS facility and changes in working capital. Net cash of $5,477,369 was used in investing activities for the six months ended June 30, 1996 as a result of fixed asset acquisition costs of $4,738,933, the majority of which related to the Company's Phoenix, Arizona facility and $1,254,675 in additional deferred development and start-up costs, as compared to net cash of $3,686,808 used in investing activities for the six months ended June 30, 1995. Net cash of $1,522,682 was provided by financing activities in the six months ended June 30, 1996 as compared to $962,068 in the six months ended June 30, 1995. The principal source of such funds in both periods was bank borrowings.

     Net cash provided by operating activities was $3,226,138 in 1995 as compared to net cash used in operating activities of $202,197 in 1994. The increase in cash provided by operations resulted from the substantial add-back of depreciation, amortization and write-down of fixed asset and deferred development costs, net of deferred taxes (principally associated with the Elizabeth, New Jersey facility), and from the substantial reduction in accounts receivable and the increase in accounts payable and accrued liabilities.

     Net cash of $8,684,961 was used in investing activities in 1995 compared to $8,095,533 in 1994. During 1995, the Company incurred fixed asset acquisition costs of $6,110,693, of which approximately $5,600,000 related to the building of the Canadian, Texas facility and to the purchase and initial renovation costs of the Phoenix, Arizona facility. The Company expended $1,824,268 in deferred development and start-up costs during the year ended December 31, 1995. Such costs related principally to the Phoenix, Arizona facility (which commenced operations on April 11, 1996) and the Pahokee and Polk County, Florida contract awards.

     Net cash of $8,907,125 was provided by financing activities in 1995 compared to $7,915,150 in 1994. The principal source of such funds in 1995 was the Company's private placement offering of subordinated debt and equity securities.

FINANCING


     Effective December 31, 1995, the Company entered into an $11,000,000 Revolving Credit and Term Loan Agreement (the "Loan Agreement") with NationsBank, N.A. ("NationsBank"). Pursuant to the terms of the Loan Agreement, the Company, from time to time, may borrow up to the lesser of $6,000,000 or 85.0% of the Company's eligible accounts receivable. Loan proceeds are to be used for working capital, including deferred development and start-up costs in connection with new or existing facilities. Interest on the revolving credit loan is computed, at the Company's option, at either NationsBank prime rate plus 0.75% or the London International Bank Rate plus 3.35%. Under the Loan Agreement, NationsBank also made a term loan to the Company in the principal amount of $5,000,000, which was applied to repay the Company's indebtedness of $5,002,869 to another bank. The term loan bears interest at 8.92% and is repayable in monthly installments of $83,330 until January 15, 1998, at which time the Loan Agreement terminates and any remaining unpaid balances are due and payable. After September 30, 1996, the interest rate payable under the revolving credit loan will be based on the Company's financial performance set forth in the Loan Agreement. The Company may prepay any borrowings without interest or penalty. The Company has granted NationsBank a first priority security interest in all of its assets, including a first real estate mortgage on the land and building of the Phoenix, Arizona facility. The Company is required to pay NationsBank 0.25% of the average unused portion of the revolving credit loan. The Company was not in compliance with a cash flow-based debt service coverage ratio at March 31, 1996 and renegotiated such ratio. At June 30, 1996, the Company was in compliance with the amended ratio. The balance outstanding under the Loan Agreement will be repaid in full from the net proceeds of this offering. The Company has held discussions with NationsBank to increase the amount of funds available under the Loan Agreement, but there can be no assurance that such discussions will be successful.


     During the year ended December 31, 1995, the Company completed a private placement of 5,676.6 units at $1,000 per unit, each unit consisting of (i) a ten percent (10.0%) subordinated promissory note due July 1, 1998 in the principal amount of $1,000; and (ii) four-year warrants to purchase 154 shares of Common Stock at $7.75 per share. The Company received gross proceeds of $5,676,600 from the sale of the units, of which $365,000 was attributed to the value of the warrants. During such period, the Company also completed the private placement of 496,807 shares of Common Stock at $7.75 per share, receiving gross proceeds of $3,850,254. Approximately $8,500,000 of the proceeds of the two placements was used to finance costs associated with the Company's Phoenix, Arizona facility and the balance for expenses related to the private placements and for working capital.

INFLATION

     Inflation has not affected the Company's results of operations. Certain multi-year contracts have built-in fixed price adjustments in succeeding years which take into account increases in various type of expenses (i.e., payroll and related expenses, rent, insurance).

IMPACT OF NEW ACCOUNTING STANDARD

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. Management has determined not to adopt SFAS No. 123's accounting recognition provisions related to stock options granted to employees and, accordingly, will continue following APB No. 25's accounting provisions. See Note A of Notes to Consolidated Financial Statements.

                                    BUSINESS


     The Company is a leading developer and manager of privatized correctional and detention facilities in the United States, ranking fifth in number of beds out of the approximately 17 companies known to the Company to be engaged in managing and operating privatized correctional and detention facilities. Through its three divisions, Adult, Juvenile and Community Corrections, the Company provides a diverse range of services to local, state, and federal governmental correctional agencies. The Company currently has agreements to operate 15 correctional and detention facilities in New York, Florida, Arizona, Texas and the State of Washington. Eleven of these facilities, with a total of 1,975 beds, are currently in operation, three, with a total of 796 beds, are anticipated to be operational in the first quarter of 1997 and one, with 100 beds, is anticipated to be operational in the fourth quarter of 1997. Further, the Company recently was advised it has been selected, following a competitive bidding process, to negotiate an agreement to design, construct, own and manage a 600-bed adult prison in Arizona, which is anticipated to become operational in the fourth quarter of 1997. The Company is also aggressively pursuing other privatized correctional projects both at the RFP stage and the pre-RFP development stage.


     The Company manages both secure and non-secure facilities. The Company's secure facilities include a detention and processing center for illegal aliens, an adult prison, intermediate sanction facilities, DWI facilities, and military-style boot camps for juvenile offenders. Its non-secure facilities include residential programs, such as community correctional facilities for federal and state offenders serving the last six months of their sentences, and non-residential supervision programs.

     In addition to providing fundamental residential services for adult and juvenile inmates, the Company has developed a broad range of programs intended to reduce recidivism, including basic and special education, substance abuse treatment and counseling, vocational training, life skills training, and behavioral modification counseling. The management services offered by the Company range from project consulting to the design, development and management of new correctional and detention facilities and the redesign, renovation and management of older facilities. The Company believes its proven ability to manage the full spectrum of correctional facilities and its wide variety of programs and services will increase its marketing opportunities.

MARKET FOR THE COMPANY'S SERVICES

     The continuing pressure to control costs and address increasing inmate populations has generated strong growth in the privatization of correctional services. According to the Private Adult Correctional Facility Census, Ninth Edition, prepared by the Private Corrections Project, Center for Studies in Criminology & Law, University of Florida, dated March 15, 1996, the rated capacity of international privatized adult secure correctional facilities grew from 2,620 beds in 1986 to 63,595 beds at year-end 1995 and, in a June 16, 1996 forecast prepared by the Project, is projected to grow to 197,503 beds by year-end 2000. This projection does not include any projected growth for privatized juvenile offender and community correctional facilities, both of which, the Company believes, are also growing rapidly. According to the United States Department of Justice, Office of Juvenile Justice and Delinquency Prevention, between 1988 and 1994 juvenile arrests for violent crimes grew by more than 50%.

     The Company believes the growth in demand for privatized correctional and detention facilities is being fueled by a number of factors. First, the United States continues to experience a shortage of correctional beds. According to the United States Department of Justice, Bureau of Justice Statistics, the number of adult inmates housed in federal and state facilities increased from 487,593 at December 31, 1985, to 1,104,074 at June 30, 1995. Second, inmates convicted of violent crimes generally serve only one-third of their sentences, and the public is demanding that a longer portion of their sentences be served. Third, courts and various governmental agencies are requiring overcrowded conditions to be remedied, outdated facilities to be replaced, and services to be expanded. As a result of increasing fiscal pressures, many governmental agencies are turning to the private sector to deliver cost-effective correctional services to address these needs.

BUSINESS STRATEGY

     The Company's business strategy is to enhance its position as a leading developer and manager of a diverse range of quality privatized correctional and detention facilities, and to expand its operations, both internally and through acquisitions, in order to capitalize on current growth trends in the industry. Key elements of the Company's strategy are as follows:

          Maintaining Quality Facility Operations. The Company recognizes the importance of maintaining high quality management and operations at its facilities. The Company seeks to operate all its facilities in accordance with the guidelines of the American Correctional Association ("ACA"), an independent organization comprised of professionals in the corrections industry, and uses compliance audit teams to rigorously examine all aspects of the Company's facilities and operations. The Company's senior level ethics and compliance officer, who reports directly to the President and Board of Directors, provides additional oversight and monitoring of facility operations. The Company also promotes quality performance by its facility administrators and management teams and holds Company-wide conferences for facility administrators to exchange information and enhance performance at all its facilities. The Company encourages tours of its facilities for governmental representatives as it believes the quality of its operations can best be demonstrated through on-site visits.

          Capitalizing on Diversity of Services. The diversified correctional services provided by the Company include housing adult inmates or detained persons in secure facilities, providing non-secure residential and management services in community correctional facilities and managing and operating juvenile offender facilities, both secure and non-secure, including military-style boot camps. The Company believes that its proven ability to manage the full spectrum of privatized correctional facilities will increase its marketing opportunities and will be beneficial where particular governmental policies favor certain types of programs or services over others.

          Enhancing Proven Programs. In awarding management contracts, contracting governmental agencies frequently give significant weight to the potential effectiveness of the programs to be provided by the bidder. The Company's programs include basic and special education, substance abuse treatment and counseling, vocational training, job placement, life skills training and behavioral modification counseling, all of which are intended to reduce recidivism. The Company's staff of professionals seek to continually enhance and improve these programs, monitor resident offender performance and develop new programs to address perceived needs.

          Developing New Business Opportunities. The growing demand for privatized correctional facilities at all levels of government has enabled the Company to pursue more projects meeting its criteria. The Company pursues projects based on the probability of success, geographic location, size, potential profitability, and political and community acceptability. This approach is intended to optimize resource allocation, profitability and financial return. The Company (i) currently owns a correctional facility in Arizona, (ii) in August 1996 was selected to finance, construct, own and operate an adult prison in Arizona, (iii) has agreed to fund approximately $650,000 of construction and related costs for a juvenile boot camp in Texas and (iv) has used its capital to renovate and improve other facilities which it operates. The Company believes its willingness to commit its capital to facility ownership and renovation enhances its growth opportunities.

          Strategic Acquisitions. Historically, the Company's growth has been generated internally, primarily through the competitive bid process. However, the Company continues to evaluate strategic acquisitions, particularly where an acquisition would enhance the Company's capabilities or add to the services it offers in the correctional services industry. At present, the Company has not entered into any agreements or commitments for an acquisition.

DIVISIONAL STRUCTURE

     In January 1996, the Company organized its operations into three divisions, Adult, Juvenile and Community Corrections.

          Adult. The Adult Division operates five secure facilities located in Seattle, Washington; Houston, Del Valle and Mansfield, Texas; and Phoenix, Arizona, with a total of 1,216 beds. This Division will operate the 600-bed prison to be constructed and owned by the Company in Florence, Arizona, anticipated to become operational in the fourth quarter of 1997. In addition to providing housing for adult inmates, the Company provides a variety of rehabilitation and educational services intended to reduce recidivism. The Company also provides health care, transportation, food services and work and recreational programs for adult inmates.


          Juvenile. The Juvenile Division operates (or upon completion of the facility will operate) seven facilities located (or to be constructed) in Bartow, Polk City and Pahokee, Florida; and Canadian, Mansfield, Eagle Lake and Killeen, Texas, for convicted youths aged 12 to 24, with a total of 1,150 beds. The Polk City, Pahokee and Killeen facilities are anticipated to be operational in the first quarter of 1997 and the Eagle Lake facility is anticipated to be operational in the fourth quarter of 1997. The Company manages secure and non-secure juvenile offender facilities for low, medium, and high risk youths in highly structured programs, including military-style boot camps, wilderness programs, secure education and training centers, and detention facilities. The Company believes these programs, by instilling the qualities of self-respect, respect for others and their property, personal responsibility and family values, can help reduce the recidivism rate of its program participants.


          Community Corrections. The Community Corrections Division operates three facilities, located in Brooklyn and Manhattan, New York; and Ft. Worth, Texas, with a total of 505 beds. These are non-secure residential facilities for adult male and female offenders transitioning from institutional to independent living. Offenders are eligible for these programs based upon the type of offense committed and behavior while incarcerated in prison. If qualified, offenders may generally spend the last six months of their sentence in a community corrections program, whose mission is to reduce the likelihood of an inmate committing an offense after release by assisting in the reunification process with family and the community. Normally, in order to remain in the program, offenders must be employed, participate in substance abuse programs, submit to frequent random drug testing, and pay a predetermined percentage of their earnings to the government to offset the cost of the program. The Company supervises these activities and also provides life skills training, case management, home confinement supervision and family reunification programs at these facilities. The Company believes that community correctional facilities help reduce recidivism, result in prison beds being available for more violent offenders and, in appropriate cases, represent cost-effective alternatives to prisons.

FACILITY MANAGEMENT CONTRACTS

     Each facility is managed under an agreement with a federal, state or local corrections agency which provides for fixed per diem payments to the Company for each offender assigned to the facility or a fixed monthly payment irrespective of the number of offenders so assigned. Some contracts also provide for minimum revenue guarantees to the Company. As is standard in the industry, the Company's contracts are short-term, generally one to three years, and contain multiple renewal options in favor of the contracting governmental agency. The exercise of the renewal option by the governmental agency is discretionary and contingent upon appropriation of funds. If funds are not appropriated, the contract may be terminated by the agency, the per diem rate payable to the Company may be reduced or delays in payment may occur. The contracts also generally contain "termination for the convenience of the government" and "stop work order" clauses which allow the agency to terminate a contract without cause or financial penalty to the government. Termination or non-renewal could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Calendar Year 1995 Compared to Calendar Year 1994."

CONTRACT AWARD PROCESS

     Most governmental procurement and purchasing activities are controlled by procurement regulations, and take the form of RFPs, and most of the Company's new business results from responding to these requests. Interested parties submit proposals in response to an RFP within a time period of 15 to 120 days from the time the RFP is issued. A typical RFP requires a bidder to provide detailed information, including the services to be provided by the bidder, the bidder's experience and qualifications and the price at which the bidder is willing to provide the services. The Company engages independent consultants to assist it in responding to RFPs. Approximately six to eighteen months is generally required from the issuance of the RFP to the contract award. In some cases, the Company has been asked to assist governmental agencies in developing their RFPs.

     Before responding to an RFP, the Company researches and evaluates, among other factors: (i) the current size and growth projections of the available correctional and detention population; (ii) whether or not a minimum capacity level is guaranteed; (iii) the willingness of the contracting authority to allow the Company to house populations of similar classification within the proposed facility for other governmental agencies; and (iv) the willingness of the contracting authority to allow the Company to make adjustments in operating activities, such as work force reductions in the event the actual population is less than the contracted capacity.

     Under the RFP, the bidder may be required to design and construct a new facility or to redesign and renovate an existing facility at its own cost. In such event, the Company's ability to obtain the contract award is dependent upon its ability to obtain the necessary financing or fund such costs internally.

     In addition to issuing formal RFPs, governmental agencies may use a procedure known as Purchase of Services or Requests for Qualification ("RFQ"). In the case of an RFQ, the requesting agency selects a firm it believes is most qualified to provide the necessary services and then negotiates the terms of the contract, including the price at which the services are to be provided.

OPERATIONS

     The Company is responsible for the overall operation of each facility under its management, including staff recruitment, general administration of the facility, security of inmates and employees, supervision of the offenders and facility maintenance. The Company, either directly or through subcontractors, also provides health care (including medical, dental and psychiatric services) and food service. Certain facilities also offer special rehabilitation and educational programs, such as academic or vocational education, job and life skills training, counseling, substance abuse programs, and work and recreational programs.

     The Company's contracts generally require the Company to operate each facility in accordance with all applicable local, state and federal laws, rules and regulations and the standards and guidelines of the ACA. The ACA establishes guidelines and standards by which an adult correctional institution may gain accreditation. The Company believes that the ACA, which currently only recommends operating guidelines for but does not accredit juvenile correctional facilities, will eventually accredit these kinds of facilities. The ACA standards, designed to safeguard the life, health and safety of offenders and personnel, describe specific objectives with respect to administration, personnel and staff training, security, medical and health care, food service, inmate supervision and physical plant requirements. The Company believes the benefits of operating its facilities in accordance with ACA standards include improved management, better defense against lawsuits by offenders alleging violations of civil rights, a more humane environment for personnel and offenders and measurable criteria for upgrading programs, personnel and the physical plant on a continuous basis. The Company's Seattle INS Detention Center and Tarrant County Community Correctional Facility are fully accredited by the ACA and certain other facilities currently are being reviewed for accreditation. The Company's goal is to obtain and maintain ACA accreditation for all of its facilities. Mr. Richard P. Staley, the Company's Senior Vice President and a director, is a member of the ACA and a certified ACA standards auditor for jail and detention facilities.

EMPLOYEE TRAINING

     All jurisdictions require corrections officers to complete a specified amount of training prior to employment. In most cases, Company employees must undergo at least 160 hours of training before being allowed to work in a position that will bring them in contact with offenders or detainees. This training consists of approximately 40 hours relating to Company policies, operational procedures and management philosophy, and 120 hours relating to legal issues, rights of offenders and detainees, techniques of communication and supervision, improvement of interpersonal skills and job training relating to the specific tasks to be performed. Each Company employee having contact with offenders receives a minimum 40 hours of additional training each year, and each management employee receives a minimum 24 hours of training each year.

FACILITIES

     The Company operates both pre-disposition and post-disposition secure and non-secure correctional and detention facilities, and non-secure community correctional facilities for federal, state and local governmental agencies. Pre-disposition secure detention facilities provide secure residential detention for individuals awaiting trial and/or the outcome of judicial proceedings, and for illegal aliens awaiting deportation or the disposition of deportation hearings. Post-disposition secure facilities provide secure incarceration for individuals who have been found guilty of a crime by a court of law. The Company operates three types of post-disposition facilities: secure prisons, intermediate sanction facilities and military-style boot camps. Secure prisons and intermediate sanction facilities provide secure correctional services for individuals who have been found guilty of one or more offenses. Offenders placed in intermediate sanction facilities are typically persons who have committed a technical violation of their parole conditions, but whose offense history or current offense does not warrant incarceration in a prison. Both types of facilities offer vocational training, substance abuse treatment and offense specific treatment. Boot camps provide intensely structured and regimented residential correctional services which emphasize disciplined activities modeled after the training principles of military boot camps and stress physical challenges, fitness, discipline and personal appearance.

     The Company also operates non-secure residential and non-residential community corrections programs. Non-secure residential facilities, known as half-way houses, provide residential correctional services for offenders in need of less supervision and monitoring than are provided in a secure environment. Offenders in community correctional facilities are typically allowed to leave the facility to work in the immediate community and/or participate in community based educational and vocational training programs during daytime hours. Generally, persons in community correctional facilities are serving the last six months of their sentence. Non-residential programs permit the offender to reside at home or in some other approved setting under supervision and monitoring by the Company. Supervision may take the form of either requiring the offender to report to a correctional facility a specified number of times each week and/or having Company employees monitor the offender on a case management basis at his/her work site and home.

     As a result of a disturbance on June 18, 1995 by detainees at the Company's Elizabeth, New Jersey INS facility which required local police intervention, the facility was closed and all detainees were moved by the INS to public detention facilities. The disturbance received extensive media coverage, which reported the detainees' allegations of poor conditions and treatment and long delays prior to their immigration hearings. The adverse publicity generated as a result of the 1995 disturbance could have a material adverse effect on the Company's ability to obtain future contracts. See "Risk Factors -- Impact of Disturbance" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Calendar Year 1995 Compared to Calendar Year 1994."

     The following information is provided with respect to the facilities for which the Company has management contracts or has been selected to negotiate a management contract:


                                                           OCCUPIED                              CONTRACTING      OWNED,
         FACILITY NAME, LOCATION AND         CONTRACTED     BEDS--             TYPE OF           GOVERNMENTAL   LEASED OR
          YEAR OPERATIONS COMMENCED           BEDS(1)     AVERAGE(2)           FACILITY             AGENCY      MANAGED(3)
- -------------------------------------------------------   -----------  ------------------------  ------------   ----------
ADULT DIVISION
    Seattle INS Detention Center                 150          153          Secure Detention          INS         Managed
      Seattle, Washington (1989)                                               Facility
    South Texas Intermediate                     400          356        Secure Intermediate        State        Managed
      Sanction Facility(4)                                                Sanction Facility
      Houston, Texas (1993)
    Tarrant County Community                     190          180        Secure Intermediate        County       Managed
      Correctional Facility(5)                                            Sanction Facility
      Mansfield, Texas (1992)
    Travis County Substance                       76          63         Secure Intermediate        County       Managed
      Abuse Treatment Facility                                            Sanction Facility
      Del Valle, Texas (1994)
    Arizona State Prison, Phoenix West           400          308            State Prison           State         Owned
      Phoenix, Arizona (1996)
    Arizona State Prison, Florence               600           *             State Prison           State         Owned
      Florence, Arizona (est. 1997)
JUVENILE DIVISION
    Tarrant County Community                     120          114            Secure Boot            County       Managed
      Correctional Center(5)                                                Camp Facility
      Mansfield, Texas (1992)
    Hemphill County Juvenile Facility             60          82           Secure Boot Camp         County        Leased
      Canadian, Texas (1995)                                                   Facility
    Bartow Youth Training Center                  74          71        Secure and Residential      State        Managed
      Bartow, Florida (1995)                                            Correctional Facility
    Pahokee Youth Training Center(6)             350           *         Secure Correctional        State        Managed
      Pahokee, Florida (est. 1997)                                             Facility
    Polk County Youth Training Center(6)         350           *         Secure Correctional        State        Managed
      Polk City, Florida (est. 1997)                                           Facility
    Colorado County Juvenile Residential         100           *           Secure Boot Camp         County       Managed
      Facility                                                                 Facility
      Eagle Lake, Texas (est. 1997)
    Bell County Youth Training Center(7)          96           *         Secure Correctional        County       Managed
      Killeen, Texas (est. 1997)                                               Facility
COMMUNITY CORRECTIONS DIVISION
    Brooklyn Community Corrections Center         95          110      Residential Correctional    Federal        Leased
      Brooklyn, New York (1989)                                                Facility           Bureau of
                                                                                                   Prisons
    Manhattan Community Corrections Center        60          127      Residential Correctional    Federal        Leased
      New York, New York (1990)                                                Facility           Bureau of
                                                                                                   Prisons
    New York State Community Corrections         150          137      Residential Correctional     State         Leased
      Center                                                                   Facility
      Brooklyn/New York, New York (1992)
    Fort Worth Community Corrections Center      200          110      Residential Correctional     State         Leased
      Forth Worth, Texas (1994)                                                Facility


- ---------------

(1) The number of beds under contract generally is an estimate in the contract by the contracting governmental agency of the number of offenders expected to be assigned to the facility and not a guarantee of a minimum or maximum number of offenders to be so assigned. Certain facilities have bed capacity in excess of the number of beds under contract and therefore may be occupied by a greater number of offenders than is estimated pursuant to the contract.

(2) Average for the six months ended June 30, 1996.
(3) A managed facility is a facility for which the Company provides management services pursuant to a management contract with the applicable governmental agency but, unlike a leased or owned facility, the Company has no property interest in the facility. The Company has granted NationsBank a first priority security interest in all of its assets, including a first real estate mortgage on the land and building of the Phoenix, Arizona facility.

(4) In September 1996, the Company entered into a one-year agreement with the Fort Bend County Community Supervision and Corrections Department to provide beds (estimated by the Company at up to 50 beds) for offenders assigned to this facility by the Department.


(5) This facility is listed both as part of the Company's Adult Division and its Juvenile Division as the facility houses both adult and juvenile offenders.


(6) The contracting state agency charged with oversight responsibility for the Pahokee and Polk City, Florida facilities has been changed from the Correctional Privatization Commission to the Department of Juvenile Justice and related contract modifications are being finalized.


(7) Initially 64 beds; to be expanded to 96 beds.

  * Not yet operational.

COMPETITION


     The business in which the Company engages is highly competitive, with few barriers to entry. To the Company's knowledge, there are approximately 17 companies engaged in the management and operation of privatized correctional and detention facilities, of which the Company is the fifth largest in terms of number of beds. The Company's competitors include local companies with significant local relationships and knowledge of local conditions, as well as companies that manage and operate facilities in many states and abroad with financial resources substantially greater than the Company's, including Corrections Corporation of America and Wackenhut Corrections Corporation which, together, have approximately 75% of the privatized beds under contract. The Company's Community Corrections and Juvenile Divisions also compete with not-for-profit entities.


     The Company competes on the basis of the cost, quality and range of services offered, its experience in managing facilities, the reputation of its personnel, and its ability to design, finance and construct new facilities. The Company also attempts to achieve a competitive advantage by seeking additional contracts from governmental agencies with which it has existing contractual relationships and by identifying and marketing its services to correctional agencies that have no previous experience with privatization services.

EMPLOYEES

     At July 31, 1996, the Company had approximately 695 full-time employees, consisting of clerical and administrative personnel, security personnel, food service personnel and facility administrators. None of the Company's employees is subject to a collective bargaining agreement. The Company believes its relationship with its employees is good.

     Each of the Company's facilities is managed as a separate entity by an experienced facility administrator. Other facility personnel include administrative, security, medical, food service, counseling, classification and educational and vocational training personnel. The Company conducts background screening checks and drug testing on potential facility employees. Some of the services rendered at certain facilities, such as medical services and education or training, are provided by third-party contractors.

INSURANCE

     Each management contract with a governmental agency requires the Company to maintain certain levels of insurance coverage for general liability, workers' compensation, vehicle liability and property loss or damage and to indemnify the contracting agency for claims and costs arising out of the Company's operations. The Company maintains general liability insurance in the amount of $5,000,000 and an umbrella policy in the amount of $20,000,000 for itself and each of its subsidiaries. There can be no assurance that the aggregate amount and kinds of the Company's insurance are adequate to cover all risks it may incur or that insurance will be available in the future. In addition, the Company is unable to secure insurance for some unique business risks including, but not limited to, riot and civil commotion or the acts of an escaped offender.

REGULATION

     The industry in which the Company operates is subject to federal, state and local regulations which are administered by a variety of regulatory authorities. Generally, providers of correctional services must comply with a variety of applicable federal, state and local regulations, including education, health care and safety regulations. Management contracts frequently include extensive reporting requirements. In addition, many federal, state and local governments are required to follow competitive bidding procedures before awarding a contract. Certain jurisdictions may also require the successful bidder to award subcontracts on a competitive bid basis and to subcontract to varying degrees with businesses owned by women or minorities.

     The Company's failure to comply with any applicable laws, rules or regulations or the loss of any required license could have a material adverse effect on the Company's financial condition, results of operations and liquidity. Further, the current and future operations of the Company may be subject to additional regulations as a result of new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any such additional regulations could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

LEGAL PROCEEDINGS

     The nature of the Company's business results in numerous claims or litigation against the Company for damages arising from the conduct of its employees or others.

     In May 1993, a former employee of the Company filed suit in the United States District Court, Southern District of New York, claiming he was intentionally assaulted by employees of the Company and claiming $5,000,000 in damages on each of six causes of action. In January 1996, a lawsuit was filed with the Supreme Court of New York, County of Kings, by a former employee alleging sexual harassment and discrimination, physical assault, rape and negligent screening of employees and claiming damages of $4,000,000, plus attorney fees. In March 1996, former inmates at one of the Company's facilities filed suit in the Supreme Court of the State of New York, County of Bronx on behalf of themselves and others similarly situated, alleging personal injuries and property damage purportedly caused by negligence and intentional acts of the Company and claiming $500,000,000 each for compensatory and punitive damages, which suit was transferred to the United States District Court, Southern District of New York, in April 1996. In July 1996, seven detainees at one of the Company's facilities (and certain of their spouses) filed suit in the Superior Court of New Jersey, County of Union, seeking unspecified damages arising from alleged mistreatment of the detainees, which suit was transferred to the United States District Court, District of New Jersey, in August 1996.

     The Company believes the claims made in each of the foregoing actions to be without merit and will vigorously defend such actions. The Company further believes the outcome of these actions and all other current legal proceedings to which it is a party will not have a material adverse effect upon its results of operations, financial condition or liquidity. However, there is an inherent risk in any litigation and a decision adverse to the Company could be rendered.

OFFICES

     The Company leases approximately 6,400 square feet of executive office space located at 1819 Main Street, Sarasota, Florida from an unaffiliated party at a base monthly rental of approximately $8,300 with an increase of approximately $530 per month on each October 1 through the expiration of the lease on September 30, 2000. The lease does not contain any renewal options. The Company leases an office at 9603 Gayton Road, Richmond, Virginia from an unaffiliated party at a current base monthly rental of $1,661, increasing five percent (5%) per year during the term ending May 31, 1998. The Company also leases an office at 276 Fifth Avenue, New York, New York from an unaffiliated party at a monthly rental of $2,231, expiring October 31, 1998.

     The Company believes that all of its properties are well maintained and in good repair and are adequate for the purpose for which they are maintained. For information with respect to correctional and detention facilities owned, leased or managed by the Company, see "Business -- Facilities."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table lists the executive officers and directors of the Company, together with their respective ages and offices:

              NAME                 AGE                      OFFICE
- ---------------------------------  ---   --------------------------------------------
James F. Slattery................  46    Chairman, President, Chief Executive Officer
                                         and Director
Michael C. Garretson.............  51    Executive Vice President and Chief Operating
                                         Officer
Aaron Speisman...................  48    Executive Vice President, Secretary and
                                         Director
Ira M. Cotler....................  33    Executive Vice President-Finance
Richard P. Staley................  64    Senior Vice President and Director
Lee Levinson.....................  54    Chief Financial Officer
Melvin T. Stith(1)...............  49    Director
Raymond S. Evans(1)..............  59    Director
Stuart M. Gerson(1)..............  52    Director
Shimmie Horn.....................  23    Director

- ---------------

(1) Member of Audit, Compensation and Stock Option Committees.

     JAMES F. SLATTERY co-founded the Company in October 1987 and has been its President, Chief Executive Officer and a director since the Company's inception and Chairman since August 1994. Prior to co-founding the Company, Mr. Slattery had been a managing partner of Merco Properties, Inc., a hotel operation company, and Vice President of Coastal Investment Group, a real estate development company, and had held several management positions with the Sheraton Hotel Corporation.

     MICHAEL C. GARRETSON joined the Company in August 1994 as its Vice President of Business Development. In October 1995, he became the Director of Planning and Economic Development for the City of Jacksonville, Florida and served in such position until rejoining the Company in January 1996, during which period he also acted as a consultant to the Company. Mr. Garretson was elected Executive Vice President and Chief Operating Officer in March 1996. From September 1993 to August 1994, Mr. Garretson was Senior Vice President of Wackenhut Corrections Corp., a developer and manager of privatized correctional and detention facilities, and from August 1990 to August 1993 was Director of Area Development for Euro Disney S.C.A., the operator of a European theme park.

     AARON SPEISMAN co-founded the Company in October 1987 and has been its Executive Vice President, Secretary and a director since the Company's inception. From October 1987 to March 1994, Mr. Speisman also served as Chief Financial Officer of the Company. Since June 1, 1996, Mr. Speisman has been employed by the Company on a part-time basis.

     IRA M. COTLER was elected the Company's Executive Vice President-Finance in March 1996. Prior to joining the Company, from June 1989 to February 1996, Mr. Cotler was employed by Janney Montgomery Scott Inc., an investment banking firm, serving in several capacities, most recently as Vice President of Corporate Finance.

     RICHARD P. STALEY has served as the Company's Senior Vice President since November 1988 and as a director since May 1994. From 1984 to 1987, Mr. Staley was the Evaluation and Compliance Director for Corrections Corporation of America and from 1953 to 1983, held various positions with the United States Department of Justice, Immigration and Naturalization Service. Mr. Staley is a certified American Correctional Association standards auditor for jail and detention facilities.

     LEE LEVINSON became an employee of the Company in February 1994 and was elected Chief Financial Officer in March 1994. From 1989 until December, 1993, Mr. Levinson was a partner at Fleischman & Company, independent certified public accountants. Mr. Levinson is a certified public accountant.

     MELVIN T. STITH was elected a director of the Company in November 1994. Since July 1991, Mr. Stith has been Dean of the Florida State University College of Business. From December 1989 to July 1991, Mr. Stith was Chairman of the Marketing Department of the Florida State University College of Business where he was also a Professor. Mr. Stith is also a director of Sprint and United Telephone of Florida.

     RAYMOND S. EVANS was elected a director in May 1994. For more than the past five years, Mr. Evans has been a partner of the law firm of Ruskin, Moscou, Evans & Faltischek, P.C.

     STUART M. GERSON was elected a director in June 1994. Since March 1993, Mr. Gerson has been a partner of the law firm of Epstein Becker & Green, P.C. From January 1993 to March 1993, he was acting Attorney General of the United States. From January 1989 to January 1993, Mr. Gerson was the Assistant U.S. Attorney General for the Civil Division of the Department of Justice.

     SHIMMIE HORN was elected a director of the Company in June 1996. Mr. Horn, received a B.A. degree in Economics from Yeshiva College in 1993, and graduated from the Benjamin Cardozo School of Law in 1996. He is the son of the late Morris Horn, the former Chairman and a co-founder of the Company.

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

COMPENSATION OF DIRECTORS

     Employee-directors receive no compensation for serving on the Board of Directors other than reimbursement of expenses incurred in attending meetings. Non-employee directors are paid an annual directors' fee of $5,000 plus $500 for each Board meeting attended and $250 for each Committee meeting attended. In addition, all non-employee directors participate in the Company's 1994 Non-Employee Director Stock Option Plan and are reimbursed for expenses incurred in attending meetings.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation earned in 1993, 1994 and 1995 by the Company's Chief Executive Officer and by each other executive officer whose compensation exceeded $100,000 in 1995:

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                                                       COMPENSATION AWARDS
                                        ANNUAL COMPENSATION            -------------------
                                ------------------------------------    NUMBER OF SHARES
  NAME AND PRINCIPAL                                  OTHER ANNUAL     UNDERLYING OPTIONS       ALL OTHER
       POSITION         YEAR     SALARY     BONUS    COMPENSATION(1)         GRANTED         COMPENSATION(2)
- ----------------------  -----   --------   -------   ---------------   -------------------   ---------------
James F. Slattery        1995   $189,000     --          $13,010               5,000             $30,263
  President and          1994   $180,000   $77,230       $10,860              13,125             $22,376
  Chief Executive        1993   $179,621     --          $10,860            --                   $18,012
  Officer
Aaron Speisman           1995   $106,014     --          $ 9,300               5,000             $13,676
  Executive Vice         1994   $ 98,092   $ 1,000       $ 9,300              13,125             $13,676
  President and          1993   $ 85,629     --          $ 9,300            --                   $20,602
  Secretary
Lee Levinson             1995   $110,615   $ 1,000       $ 4,167               6,250             --
  Chief Financial        1994   $ 90,269   $ 1,000       $ 7,615(3)           12,813             --
  Officer                1993      --        --          --                 --                   --

- ---------------

(1) Consists of car lease payments.
(2) Consists of life insurance premiums.
(3) Consists of $7,615 of consulting fees prior to his employment by the Company.

     In addition to the compensation described above, for 1993 and 1994, Mr. Slattery received S Corporation distributions of $389,200 and $28,000, respectively, and Mr. Speisman received S Corporation distributions of $264,100 and $25,000, respectively.

     The following table sets forth information concerning stock options granted executive officers named in the Summary Compensation Table:

                             OPTION GRANTS IN 1995

                                                                                           POTENTIAL
                                                                                          REALIZABLE
                                                                                             VALUE
                                                 INDIVIDUAL GRANTS                        AT ASSUMED
                                ---------------------------------------------------     ANNUAL RATES OF
                                 NUMBER OF    % OF TOTAL                                  STOCK PRICE
                                  SHARES       OPTIONS                                 APPRECIATION FOR
                                UNDERLYING     GRANTED      EXERCISE                      OPTION TERM
                                  OPTIONS        ALL          PRICE      EXPIRATION   -------------------
               NAME               GRANTED     EMPLOYEES     PER SHARE       DATE        5%          10%
    --------------------------  -----------   ----------   -----------   ----------   -------     -------
    James F. Slattery.........     5,000          9.2%       $ 20.63      6/15/2000   $28,498     $62,974
    Aaron Speisman............     5,000          9.2%       $ 20.63      6/15/2000   $28,498     $62,974
    Lee Levinson..............     6,250         11.5%       $ 11.00       3/1/2000   $18,994     $41,973

     The following table sets forth the value of unexercised stock options held by the executive officers named in the Summary Compensation Table:

                       OPTION VALUES AT DECEMBER 31, 1995

                                                                                      VALUE OF
                                                        NUMBER OF                 UNEXERCISED IN-
                                                    SHARES UNDERLYING                THE-MONEY
                                                   OPTIONS AT YEAR END          OPTIONS AT YEAR END
                       NAME                     EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
    ------------------------------------------  --------------------------   --------------------------
    James F. Slattery.........................         6,563/11,562               $  6,497/$ 6,497
    Aaron Speisman............................         6,563/11,562               $  6,497/$ 6,497
    Lee Levinson..............................         6,407/12,656               $ 15,435/$15,435

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Mr. Slattery which expires February 9, 1999 and provides for minimum annual compensation of $189,000, cost of living increases, use of an automobile, reimbursement of business expenses, health insurance, related benefits and a bonus equal to 5% of pre-tax profits in excess of $1,000,000, such bonus not to exceed $200,000. As of June 1, 1996, Mr. Speisman is employed under an agreement which provides for Mr. Speisman's employment on a part-time basis at an annual salary of $35,000.

     The Company has also entered into employment agreements with Messrs. Garretson and Cotler which expire January 20, 1999 and provide for compensation of $115,000 and $129,000, respectively, annual salary increases, automobile allowances, reimbursement of business expenses, health or disability insurance, related benefits, a bonus equal to 3% of pre-tax profits in excess of $1,000,000, such bonus not to exceed $50,000 and $75,000, respectively, and the grant to each of options to purchase 100,000 shares of Common Stock. See "Stock Options -- Other Options." Mr. Cotler is also entitled to payment for relocation and related costs.

     In October 1989, a subsidiary of the Company entered into an employment agreement with William Banks. Under this agreement, Mr. Banks was responsible for developing and implementing community relations projects on behalf of the Company and for acting as a liaison between the Company and local community and civic groups that may have concerns about Company's facilities being established in their communities, and with government officials throughout the State of New York. As compensation, Mr. Banks received 3% of the gross revenue from all Federal Bureau of Prisons, state and local correctional agency contracts within the State of New York with a guaranteed minimum monthly income of $4,500. In December 1993, Mr. Banks agreed to become a consultant to the Company upon the same terms and conditions in order to accurately reflect the level and nature of the services provided. In 1994 and 1995, Mr. Banks earned approximately $238,000 and $334,000, respectively.

STOCK OPTIONS

  1993 Stock Option Plan

     Under the 1993 Stock Option Plan (the "1993 Plan") 500,000 shares of Common Stock are reserved for issuance upon exercise of options designated as either
(i) incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code") or (ii) non-qualified options. Under the 1993 Plan, ISOs may be granted to employees and officers of the Company and non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

     The 1993 Plan is administered by the Company's Stock Option Committee which determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISO's, the rate of exercise of each option, the option purchase price per share, the manner of exercise, the form of payment upon exercise, and whether restrictions such as repurchase rights are to be imposed on the shares following exercise. Options granted under the 1993 Plan expire five years after the date of grant and may not be granted at a price less than the fair market value of the Common Stock on the date of grant (110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any related corporation) may not exceed $100,000. No options may be granted under the 1993 Plan after October 2003; however, options granted under the 1993 Plan prior thereto may extend beyond that date. Options granted under the 1993 Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution.

     During fiscal 1994 and 1995, options to purchase 225,313 shares and 54,375 shares, respectively, were granted under the 1993 Plan at exercise prices ranging from $4.76 to $20.63 per share. In 1996, options to purchase 48,700 shares were granted under the 1993 Plan at exercise prices ranging from $8.875 to $15.25 per share.

  1994 Non-Employee Director Stock Option Plan

     Under the 1994 Non-Employee Director Stock Option Plan (the "Directors Plan") 196,875 shares of Common Stock are reserved for issuance to non-employee Directors. Under the Directors Plan, each non-employee Director is automatically granted, (i) a non-qualified option to purchase 10,000 shares of Common Stock upon election to the Board of Directors; and (ii) a non-qualified option to purchase 5,000 shares of Common Stock on the date of each annual meeting of stockholders at which the Director is reelected to the Board of Directors. The exercise price of each option is the fair market value of the Common Stock on the date of grant. Each option expires five years from the date of grant and vests in two annual installments of 50% each on the first and second anniversary of the date of grant. Options granted under the Directors Plan are generally not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. In the event an optionee ceases to be a member of the Board of Directors (other than by reason of death or disability), then the non-vested portion of the option immediately terminates and becomes void and any vested and unexercised portion of the option may be exercised for a period of 180 days from the date the optionee ceased to be a member of the Board of Directors. In the event of death or permanent disability of an optionee, all options accelerate and become immediately exercisable until the scheduled expiration date of the option.

     During 1994 and 1995, options to purchase 65,000 shares and 25,000 shares, respectively, were granted under the Directors Plan at exercise prices ranging from $7.05 to $18.75 per share. In 1996, options to purchase 30,000 shares were granted under the Directors Plan at exercise prices ranging from $17.75 to $17.875 per share.

  Other Options

     In January 1996, in connection with their respective employment, the Company granted Messrs. Garretson and Cotler options to purchase 100,000 shares each, at an exercise price of $8.875 per share (fair market value on the date of grant). The options, which were not granted pursuant to the 1993 Plan and are non-qualified options under the Code, vest one-third upon grant, an additional one-third one year from the date of grant and the one-third balance two years from the date of grant. In April 1996, the Company granted Stuart M. Gerson, a director of the Company, non-qualified options to purchase 15,000 shares at an exercise price of $8.75 per share (fair market value on the date of grant) in consideration for consulting services (see "Certain Transactions").

                              CERTAIN TRANSACTIONS

     The Company subleases a building located at 12-16 East 31st Street, New York, New York from LeMarquis Operating Corp. ("LMOC"), a corporation owned 25% by Esther Horn and 8% by James F. Slattery. The Company currently utilizes approximately fifty percent of the building for the Manhattan Community Corrections and the New York Community Corrections programs. LMOC leases this building from an unaffiliated party at a current base monthly rental of approximately $15,456 (the "Base Rent"), plus taxes, currently approximately $14,000, and water and sewer charges, currently approximately $3,500, for a total monthly rental of approximately $33,000. The Company has the right to use as much of the building as it requires for its business subject to the rights of certain residential subtenants to remain in the building. These rights include the right to housing at a predetermined rental for an indefinite period of time pursuant to New York State rent stabilization laws.

     As a result of the lease negotiations, under a sublease dated as of January 1, 1994, the Company pays rent of $18,000 per month above the rent paid by LMOC to the building's owner for a total monthly rent of approximately $50,802. The Company has, to date, invested $690,000 in leasehold improvements and will not receive any credit, in terms of a reduction in rent or otherwise, for these improvements. The terms of this sublease were not negotiated at arm's length due to the relationship of Mrs. Horn and Mr. Slattery with both the Company and LMOC. The initial term of the Company's sublease expired April 30, 1995, and is currently in its first renewal term expiring April 30, 2000. The sublease contains two additional successive five-year renewal options beginning May 1, 2000. The monthly rent above the rent paid by LMOC to the building's owner will increase to $22,000 per month during the second renewal term beginning May 1, 2000 and to

$26,000 per month during the third renewal term beginning May 1, 2005. The Company paid $40,000 to LMOC for the renewal options. These renewal options were separately negotiated between the Board of Directors of the Company and LMOC. Mr. Slattery participated in such negotiations. Mrs. Horn and Mr. Slattery will receive their proportionate shares of rents received by LMOC under the terms of this sublease.

     Previously, residential and commercial tenants of the building paid annual rent of approximately $300,000 to LeMarquis Enterprises Corp. ("Enterprises"), a company owned 30% by Mrs. Horn, 28% by Mr. Slattery and 25% by Mr. Speisman, and Enterprises paid all expenses of operating the residential and commercial portions of the building as well as a portion of the overall expenses of the building. The Company paid any cash flow deficiency to Enterprises. This arrangement terminated in February 1994, and all of the building's revenues, including rent from the residential and commercial tenants, are now received and expenses paid by the Company. The revenue from this portion of the building was approximately $210,000 in 1994 and $205,000 in 1995. The Company anticipates that operating the portion of the building occupied by residential and commercial tenants will result in a net expense to the Company of approximately $25,000 per month. Due to New York rent stabilization laws, the Company is unable to increase the rent paid by the residential tenants in this building in response to increased rent or expenses incurred by the Company.

     The Company leases the entire building located at 988 Myrtle Avenue, Brooklyn, New York from Myrtle Avenue Family Center, Inc. ("MAFC") pursuant to a lease which commenced January 1, 1994 and expires December 31, 1998. The lease establishes a monthly rental of $40,000 and contains three five-year renewal options. The monthly rental for the first option period, which runs from January 1, 1999 through December 31, 2003, is $40,000. The monthly rental for the second option period, which runs from January 1, 2004 through December 31, 2008, is $45,000, and the monthly rental for the third option period, which runs from January 1, 2009 through December 31, 2013, is $50,000. In addition, the Company pays taxes, insurance, repairs and maintenance on this building. MAFC is a corporation owned by Mrs. Horn (27.5%) and Messrs. Slattery (8%) and Speisman (27.5%). The terms of the lease were not negotiated at arm's length due to their relationship with MAFC and the Company. Messrs. Slattery and Speisman participated in such negotiations.

     Pursuant to the terms of a Board of Directors resolution adopted in connection with the Company's initial public offering, all transactions between the Company and any of its officers, directors or affiliates (except for wholly-owned subsidiaries) must be approved by a majority of the unaffiliated members of the Board of Directors and be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and be in connection with bona fide business purposes of the Company. In the event the Company makes a loan to an individual affiliate (other than a short-term advance for travel, business expense, relocation or similar ordinary operating expenditure), such loan must be approved by a majority of the unaffiliated directors.

     Stuart M. Gerson, a director of the Company, is a member of Epstein Becker & Green, P.C., a law firm which has represented the Company on certain matters and which is representing the Company in connection with this offering. In April 1996, in consideration for certain consulting services, the Company granted Mr. Gerson options to purchase a total of 15,000 shares of Common Stock at an exercise price of $8.75 per share, the fair market value of the shares on the date of grant. The options, which were not granted pursuant to either the 1993 Plan or the Directors Plan and are non-qualified options under the Code, vest 50% one year from the date of grant and the remaining 50% two years from the date of grant. See "Legal Matters."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth as of the date of this Prospectus information with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially five percent or more of such Common Stock, (ii) each director of the Company, (iii) each person named in the Summary Compensation Table, (iv) each Selling Stockholder and (v) all executive officers and directors as a group, together with the number of shares being sold by each of them and their respective percentage ownership of such shares before this offering and as adjusted to reflect the sale of the Common Stock offered hereby:

                                        SHARES OWNED PRIOR                        SHARES OWNED AFTER
                                            TO OFFERING                                OFFERING
                                        -------------------                       -------------------
            NAME AND ADDRESS(1)          NUMBER     PERCENT   SHARES BEING SOLD    NUMBER     PERCENT
     ---------------------------------  ---------   -------   -----------------   ---------   -------
     Esther Horn(2)...................    868,438     16.8%        175,000          693,438      9.7%
     James F. Slattery(3).............    788,125     15.3%             --          788,125     11.0%
     Aaron Speisman(4)................    645,763     12.5%        175,000          470,763      6.6%
     David Fuld.......................    318,125      6.2%         70,000          248,125      3.5%
     Jennifer Anna Speisman
       1992 Trust.....................     98,438      1.9%         15,000           83,438      1.2%
     Joshua Israel Speisman
       1992 Trust.....................     98,438      1.9%         15,000           83,438      1.2%
     Ira M. Cotler(5).................     50,701      1.0%             --           50,701     *
     Richard P. Staley(6).............     41,581        *              --           41,581     *
     Michael C. Garretson(7)..........     36,458        *              --           36,458     *
     Raymond S. Evans(8)..............     24,044        *              --           24,044     *
     Lee Levinson(9)..................     18,061        *              --           18,061     *
     Stuart M. Gerson(10).............     19,475        *              --           19,475     *
     Melvin T. Stith(11)..............      8,750        *              --            8,750     *
     Shimmie Horn(12).................      1,312        *              --            1,312     *
     All officers and directors as a
       group (ten
       persons)(2)(4)(5)(6)(7)
       (8)(9)(10)(11)(12).............  1,634,270     30.4%        175,000        1,459,270     19.8%

- ---------------

  * Less than 1%.

 (1) Except for David Fuld, whose address is 88-55 161st Street, Flushing, New York 11367, all addresses are c/o Correctional Services Corporation, 1819 Main Street, Suite 1000, Sarasota, Florida 34236.
 (2) Former director, widow of founder and mother of Shimmie Horn, a current director. Includes options to purchase 9,063 shares of Common Stock.
 (3) Includes options to purchase 15,625 shares of Common Stock. Does not include options to purchase 2,500 shares of Common Stock not exercisable within 60 days.
 (4) Director and founder. Does not include 98,438 shares of Common Stock owned by the Jennifer Anna Speisman 1992 Trust and 98,438 shares of Common Stock owned by the Joshua Israel Speisman 1992 Trust, trusts for the benefit of Mr. Speisman's children, as to which Mr. Speisman disclaims beneficial ownership. Includes options to purchase 15,625 shares of Common Stock and a Series A Warrant to purchase 7,700 shares of Common Stock but does not include options to purchase 2,500 shares of Common Stock not exercisable within 60 days.
 (5) Includes 2,612 shares of Common Stock owned by his wife as to which he disclaims beneficial ownership. Also includes options to purchase 44,239 shares of Common Stock, a Series A Warrant to purchase 3,850 shares of Common Stock and other warrants to purchase 10,906 shares of Common Stock. Does not include options to purchase 66,667 shares of Common Stock not exercisable within 60 days.
 (6) Includes options to purchase 41,081 shares of Common Stock. Does not include options to purchase 19,544 shares of Common Stock not exercisable within 60 days.
 (7) Consists of options to purchase 36,458 shares of Common Stock. Does not include options to purchase 66,667 shares of Common Stock not exercisable within 60 days.
 (8) Includes options to purchase 15,425 shares of Common Stock. Does not include options to purchase 7,500 shares of Common Stock not exercisable within 60 days.

 (9) Includes 3,282 shares of Common Stock owned by wife and 1,969 shares of Common Stock owned by his minor child, as to which he disclaims beneficial ownership. Also includes options to purchase 12,813 shares of Common Stock. Does not include options to purchase 11,250 shares of Common Stock not exercisable within 60 days.
(10) Consists of options to purchase 15,625 shares of Common Stock and a Series A Warrant to purchase 3,850 shares of Common Stock. Does not include options to purchase 22,500 shares of Common Stock not exercisable within 60 days.
(11) Consists of options to purchase 8,750 shares of Common Stock. Does not include options to purchase 13,750 shares of Common Stock not exercisable within 60 days.
(12) Does not include options to purchase 10,000 shares of Common Stock not exercisable within 60 days.

     The Company is unaware of any arrangements which may result in a change in control of the Company.

                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 30,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from sources available therefor. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution to stockholders after payment of liabilities and after provision for each class of stock, if any, having preference over the Common Stock. Holders of Common Stock have no preemptive rights. All outstanding shares are, and all shares to be sold and issued as contemplated hereby will be, fully paid and non-assessable and legally issued. The Board of Directors is authorized to issue additional shares of Common Stock within the limits authorized by the Company's charter and without stockholder action.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time without stockholder approval in one or more classes or series, and the Board of Directors is authorized to fix the dividend rights, dividend rates, any conversion rights or rights of exchange, any voting rights, rights and terms or redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences and any other rights, preferences, privileges and restrictions of any class or series of Preferred Stock, the number of shares constituting such class or series and the designation thereof. The shares of any class or series of Preferred Stock need not be identical. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock. There are currently no shares of Preferred Stock outstanding.

WARRANTS

  Series A Warrants


     Each Series A Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $7.75 per share, subject to adjustment in the event of a stock split, recapitalization, stock dividend, combination, consolidation or certain sales or issuances of Common Stock at less than market value, at any time through July 1, 1999. The Series A Warrants are not redeemable. As of June 30, 1996, there were Series A Warrants outstanding to purchase 682,146 shares of Common Stock.

  Other Warrants


     As compensation for services rendered in connection with the Company's initial public offering and 1995 private placements, the Company issued warrants to purchase 109,375 shares of Common Stock (after giving effect to the Company's 5% stock dividend and five for four stock split) and 59,681 shares of Common Stock, respectively, at purchase prices of $5.76 and $10.00, respectively. All of such warrants remain outstanding. Following the date of this Prospectus, the Company has agreed to register such warrants and the shares of Common Stock issuable upon exercise thereof.


TRANSFER AGENT AND WARRANT AGENT

     The transfer agent for the Common Stock and the warrant agent for the Series A Warrants is American Stock Transfer & Trust Co., New York, New York.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BY-LAWS

     The Company's Certificate of Incorporation and By-Laws provide that the Company shall indemnify each director and such of the Company's officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the laws of the State of Delaware.

     The Company carries insurance providing indemnification, under certain circumstances, to all of the Company's directors and officers for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. The current annual premium for this insurance is approximately $80,000, all of which is paid by the Company. To date, no sums have been paid to any past or present director or officer of the Company under this or any prior indemnification insurance policy.

     The Company has also entered into Indemnity Agreements with certain of its directors and executive officers. The Indemnity Agreements provide for indemnification of such persons to the fullest extent permitted by the provisions of the General Corporation Law of the State of Delaware. The Indemnity Agreements provide that the Company will pay any costs which an indemnitee actually and reasonably incurs because of the claims made against him by reason of the fact that he is or was a director or officer of the Company, except that the Company is not obligated to make any payment where a final determination is rendered that: (i) the indemnitee obtained remuneration in violation of law; (ii) the indemnitee violated Section 16(b) of the Securities Exchange Act of 1934, or similar state or common law provisions, in connection with a claim for an accounting of profits from the purchase or sale by the indemnitee of securities of the Company; (iii) the indemnitee's conduct was deliberately dishonest or constituted willful misconduct; or (iv) indemnification is not lawful.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Stephens Inc. and J.C. Bradford & Co. are acting as Representatives (the "Representatives"), has severally agreed to purchase the aggregate number of shares of Common Stock set forth opposite its name below, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any shares of Common Stock are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                                    NUMBER OF
                                   UNDERWRITER                                       SHARES
- ----------------------------------------------------------------------------------  ---------
Stephens Inc. ....................................................................
J.C. Bradford & Co. ..............................................................
                                                                                    ---------
          Total...................................................................  2,450,000
                                                                                     ========

     The Company has granted the Underwriters an option, exercisable in whole or in part, from time to time, for thirty days after the date hereof, to purchase up to 367,500 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 2,450,000 shares of Common Stock offered hereby.

     The Underwriters have advised the Company that sales of Common Stock to certain dealers may be made at a concession of an amount not in excess of $ per share and that the Underwriters may allow, and such dealers may re-allow,
discounts not in excess of $     per share on sales to certain other dealers.
After this offering, the public offering price, the concession and the re-allowance may be changed by the Underwriters.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain civil liabilities under the Securities Act and to afford the Underwriters certain rights of contribution.

     The Underwriters do not intend to confirm sales of shares of Common Stock to any account over which they exercise discretionary authority without prior authorization. The Representatives intend to continue to make a market in the Common Stock after the completion of this offering.

     Certain Selling Stockholders and the Company's directors and executive officers have agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, with limited exceptions, for a period of 180 days from the date of this offering. The Company has agreed to comply with a similar restriction for a period of 120 days from the date of this offering.

     In connection with the this offering, the Representatives have advised the Company that certain Underwriters and dealers, if any, or their respective affiliates who are qualified registered market makers on The Nasdaq Stock Market, may engage in passive market making transactions in the Common Stock on The Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Epstein Becker & Green, P.C., New York, New York. Stuart M. Gerson, a director of the Company, is a member of Epstein Becker & Green, P.C. and members of the firm own, directly and indirectly, $195,000 of the Company's 10% subordinated promissory notes, 3,400 shares of Common Stock and warrants and options to purchase 65,615 shares of Common Stock. Giroir & Gregory, Professional Association, Little Rock, Arkansas, has acted as counsel to the Underwriters with respect to certain legal matters in connection with this offering.

                                    EXPERTS

     The consolidated financial statements of Correctional Services Corporation and subsidiaries as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such material may be inspected and copies made at the regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661-2511. This material may also be inspected and copies made at, and upon written request copies obtained at prescribed rates from, the Public Reference Section of the Commission at Room 1024 at its principal office, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement, including the exhibits and schedules thereto, can also be accessed through the EDGAR terminals in the Commission's Public Reference Rooms in Washington, Chicago and New York or through the World Wide Web at http://www.sec.gov.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement on Form S-1 with the Commission in Washington, D.C., in accordance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or copies thereof obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above. The Registration Statement, including the exhibits and schedules thereto, can also be accessed through the EDGAR terminals in the Commission's Public Reference Rooms in Washington, Chicago and New York or through the World Wide Web at http://www.sec.gov.

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

                       CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
Report of Independent Certified Public Accountants...................................    F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
  (Unaudited)........................................................................    F-3
Consolidated Statements of Operations (for the Years Ended December 31, 1993, 1994
  and 1995, and the Six Months Ended June 30, 1995 and 1996 (Unaudited)..............    F-4
Consolidated Statement of Stockholders' Equity (for the Years Ended December 31,
  1993, 1994 and 1995, and the Six Months Ended June 30, 1996 (Unaudited)............    F-5
Consolidated Statements of Cash Flows (for the Years Ended December 31, 1993, 1994
  and 1995, and the Six Months Ended June 30, 1995 and 1996 (Unaudited)..............    F-6
Notes to Consolidated Financial Statements...........................................    F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                                                           GRANT THORNTON [LOGO]

Board of Directors
Correctional Services Corporation (formerly Esmor Correctional Services, Inc.)

     We have audited the accompanying consolidated balance sheets of Correctional Services Corporation and Subsidiaries (formerly Esmor Correctional Services, Inc.) as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Correctional Services Corporation and Subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note L-1, the financial statements as previously reported have been restated in regards to the valuation of the Receivable from Sale of Equipment and Leasehold Improvements.

GRANT THORNTON LLP

New York, New York
March 1, 1996 (Except for Notes L-1 and L-2, as to which the dates are August 13, 1996 and March 6, 1996, respectively)

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,
                                                          -------------------------    JUNE 30,
                                                             1994          1995          1996
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
CURRENT ASSETS
  Cash and cash equivalents.............................  $   308,446   $ 3,756,748   $    37,757
  Restricted cash.......................................           --       750,000       233,761
  Accounts receivable...................................    4,804,014     3,374,229     3,785,150
  Receivable from sale of equipment and leasehold
     improvements.......................................           --            --       738,000
  Prepaid expenses and other............................      640,643     1,415,306     1,008,725
                                                          -----------   -----------   -----------
          Total current assets..........................    5,753,103     9,296,283     5,803,393
BUILDING, EQUIPMENT AND LEASEHOLD IMPROVEMENTS -- AT
  COST, NET.............................................    7,518,001     7,226,323    11,693,805
RECEIVABLE FROM SALE OF EQUIPMENT AND LEASEHOLD
  IMPROVEMENTS..........................................           --     3,207,882     2,769,882
OTHER ASSETS
  Deferred development and start-up costs, net..........    1,061,671     1,729,270     2,774,791
  Deferred income taxes.................................           --     1,120,000     1,120,000
  Other.................................................      185,562       760,769       674,239
                                                          -----------   -----------   -----------
                                                          $14,518,337   $23,340,527   $24,836,110
                                                          ===========   ===========   ===========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities..............  $ 2,639,515   $ 3,535,165   $ 3,431,109
  Current portion of long-term debt.....................    1,757,384     1,221,022     2,973,545
                                                          -----------   -----------   -----------
          Total current liabilities.....................    4,396,899     4,756,187     6,404,654
LONG-TERM DEBT..........................................    3,028,020     4,000,000     3,598,498
SUBORDINATED PROMISSORY NOTES...........................           --     5,362,295     4,031,734
COMMITMENTS AND CONTINGENCIES...........................           --            --            --
STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none issued and outstanding............           --            --            --
  Common stock, $.01 par value, 10,000,000 shares
     authorized, 4,407,828, 4,911,688 and 5,145,503
     shares issued and outstanding as of 1994, 1995 and
     June 30, 1996, respectively........................       44,079        49,117        51,455
  Additional paid-in capital............................    5,616,456     9,479,436    11,069,802
  Retained earnings (deficit)...........................    1,432,883      (306,508)     (320,033)
                                                          -----------   -----------   -----------
                                                            7,093,418     9,222,045    10,801,224
                                                          -----------   -----------   -----------
                                                          $14,518,337   $23,340,527   $24,836,110
                                                          ===========   ===========   ===========

        The accompanying notes are an integral part of these statements.

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                 ----------------------------------------   -------------------------
                                    1993           1994          1995          1995          1996
                                 -----------    -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Revenues
  Resident fees................  $14,062,059    $23,655,226   $30,482,683   $15,793,952   $14,713,854
  Other income.................       39,135        617,763     1,069,469       612,409       358,857
                                 -----------    -----------   -----------   -----------   -----------
                                  14,101,194     24,272,989    31,552,152    16,406,361    15,072,711
                                 -----------    -----------   -----------   -----------   -----------
Expenses
  Operating....................    8,651,275     14,899,192    19,731,797     9,914,657    10,241,743
  General and administrative...    3,578,738      6,695,599     9,938,344     5,064,367     4,401,982
  Interest.....................       30,786        133,315       761,702       214,908       452,511
  New Jersey facility closure
     costs.....................           --             --     3,909,700     1,488,000            --
                                 -----------    -----------   -----------   -----------   -----------
                                  12,260,799     21,728,106    34,341,543    16,681,932    15,096,236
                                 -----------    -----------   -----------   -----------   -----------
          Earnings (loss)
            before income
            taxes..............    1,840,395      2,544,883    (2,789,391)     (275,571)      (23,525)
Income tax expense (benefit)...      736,000      1,002,000    (1,050,000)       21,000       (10,000)
                                 -----------    -----------   -----------   -----------   -----------
          NET EARNINGS
            (LOSS).............  $ 1,104,395(1) $ 1,542,883   $(1,739,391)  $  (296,571)  $   (13,525)
                                 ===========    ===========   ===========   ===========   ===========
Net earnings (loss) per common
  share........................  $       .34(1) $       .35   $      (.38)  $      (.07)  $      0.00
                                 ===========    ===========   ===========   ===========   ===========
Weighted average shares
  outstanding..................    3,281,250      4,394,734     4,552,707     4,407,828     4,974,752
                                 ===========    ===========   ===========   ===========   ===========

- ---------------

(1) Net earnings and earnings per share for 1993 are shown on a pro forma basis to reflect income taxes which were not applicable under the Company's prior Subchapter S Corporation status.

        The accompanying notes are an integral part of these statements.

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                              ADDITIONAL     RETAINED
                                         COMMON    CAPITAL      PAID-IN      EARNINGS
                                          STOCK     STOCK       CAPITAL     (DEFICIT)       TOTAL
                                         -------   --------   -----------   ----------   -----------
BALANCE AT JANUARY 1, 1993.............            $ 21,000   $ 1,934,429   $ (874,309)  $ 1,081,120
Net earnings...........................                                      1,840,395     1,840,395
Cash distributions to stockholders.....                                       (910,000)     (910,000)
Noncash distributions to
  stockholders.........................                                        (87,000)      (87,000)
Investment in Esmor Houston, Inc.......               1,000            --           --         1,000
                                         -------   --------   -----------   ----------   -----------
BALANCE AT JANUARY 1, 1994.............              22,000     1,934,429      (30,914)    1,925,515
Common stock issuance..................  $33,583    (22,000)    4,093,437           --     4,105,020
5% common stock dividend...............    1,680         --        (1,680)          --            --
Combined deficit of affiliated
  companies prior to recapitalization
  of Company...........................       --         --       (30,914)      30,914            --
Cash distributions paid prior to
  recapitalization of Company..........       --         --      (480,000)          --      (480,000)
Five-for-four common stock split.......    8,816         --        (8,816)          --            --
Net earnings...........................       --         --       110,000    1,432,883     1,542,883
                                         -------   --------   -----------   ----------   -----------
BALANCE AT DECEMBER 31, 1994...........   44,079         --     5,616,456    1,432,883     7,093,418
Exercise of stock options..............       70         --        33,250           --        33,320
Common stock issuance..................    4,968         --     3,464,730           --     3,469,698
Issuance of warrants with subordinated
  promissory notes.....................       --         --       365,000           --       365,000
Net loss...............................       --         --            --   (1,739,391)   (1,739,391)
                                         -------   --------   -----------   ----------   -----------
BALANCE AT DECEMBER 31, 1995...........   49,117         --     9,479,436     (306,508)    9,222,045
Exercise of options and warrants
  (unaudited) (Note K).................    2,338                1,590,366           --     1,592,704
Net loss (unaudited)...................                                        (13,525)      (13,525)
                                         -------   --------   -----------   ----------   -----------
BALANCE AT JUNE 30, 1996 (UNAUDITED)...  $51,455   $     --   $11,069,802   $ (320,033)  $10,801,224
                                         =======   ========   ===========   ==========   ===========

         The accompanying notes are an integral part of this statement.

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                        ----------------------------------------   -------------------------
                                                           1993         1994           1995           1995          1996
                                                        ----------   -----------   -------------   -----------   -----------
                                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net (loss) earnings.................................  $1,840,395   $ 1,542,883    $(1,739,391)   $  (296,571)  $   (13,525)
  Adjustments to reconcile net earnings (loss) to net
    cash provided by (used in) operating activities
    Depreciation and amortization.....................     243,445       776,255      1,168,850      1,940,366       480,605
    Write-off of bad debt.............................      66,000            --             --             --            --
    Amortization of subordinated promissory note
      discount........................................          --            --         50,695             --        49,894
    New Jersey facility asset impairment..............          --            --      2,771,424             --            --
    New Jersey deferred development costs writedown...          --            --        416,201             --            --
    Amortization of deferred loan costs...............          --       111,854        127,568             --       127,118
    Deferred income tax benefit.......................          --            --     (1,120,000)      (272,000)
    Changes in operating assets and liabilities
      Accounts receivable.............................    (570,813)   (3,148,906)     1,429,785        659,853      (410,921)
      Prepaid expenses and other......................    (188,187)     (269,641)      (774,644)    (1,121,750)      406,581
      Advances and unearned revenue...................    (613,649)           --             --             --            --
      Accounts payable and accrued liabilities........     980,002       785,258        895,650      1,744,790      (104,056)
      Reserve for New Jersey facility carrying
        costs.........................................          --            --             --             --      (300,000)
                                                        ----------   -----------    -----------    -----------   -----------
        Net cash provided by (used in) operating
          activities..................................   1,757,193      (202,197)     3,226,138      2,654,688       235,696
                                                        ----------   -----------    -----------    -----------   -----------
Cash flows from investing activities:
  Capital expenditures................................    (116,497)   (7,693,761)    (6,110,693)    (2,652,457)   (4,738,933)
  Development and start-up costs......................    (698,543)     (401,772)    (1,824,268)    (1,034,351)   (1,254,675)
  Proceeds from related company.......................     320,000            --             --             --            --
  Payments to related company.........................    (338,000)           --             --             --            --
  Other assets........................................     (71,763)           --             --             --            --
  (Increase) decrease in restricted cash -- unexpended
    construction funds................................          --            --       (750,000)            --       516,239
                                                        ----------   -----------    -----------    -----------   -----------
        Net cash used in investing activities.........    (904,803)   (8,095,533)    (8,684,961)    (3,686,808)   (5,477,369)
                                                        ----------   -----------    -----------    -----------   -----------
Cash flows from financing activities:
  Investments by stockholders.........................       1,000            --             --             --            --
  Proceeds from issuance of common stock..............          --     4,105,020      3,469,698             --            --
  Proceeds from long-term borrowing...................          --     4,078,261      1,500,000      1,200,000        21,966
  Payments on long-term borrowings....................          --      (242,857)    (1,282,715)            --      (418,922)
  Proceeds (payments) on short-term debt..............     726,848       (15,198)       218,333       (179,024)    1,747,978
  Issuance of subordinated promissory notes and
    warrants..........................................          --            --      5,676,600             --            --
  Debt issuance costs.................................          --            --       (652,101)            --            --
  Net proceeds from exercise of stock options and
    warrants..........................................          --            --         33,320             --       212,248
  Other assets........................................    (717,115)      469,924        (56,010)       (58,908)      (40,588)
  Distributions to stockholders.......................    (910,000)     (480,000)            --             --            --
                                                        ----------   -----------    -----------    -----------   -----------
        Net cash provided by financing activities.....    (899,267)    7,915,150      8,907,125        962,068     1,522,682
                                                        ----------   -----------    -----------    -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................................     (46,877)     (382,580)     3,448,302        (70,052)   (3,718,991)
Cash and cash equivalents at beginning of year........     737,903       691,026        308,446        308,446     3,756,748
                                                        ----------   -----------    -----------    -----------   -----------
Cash and cash equivalents at end of year..............  $  691,026   $   308,446    $ 3,756,748    $   238,394   $    37,757
                                                        ==========   ===========    ===========    ===========   ===========
Supplemental disclosures of cash flows information:
  Cash paid during the year for
    Interest..........................................  $   31,000   $   179,500    $   602,700    $   121,350   $   482,044
    Income taxes......................................          --   $   927,800    $   789,500    $   725,435   $    81,910

Supplemental disclosure of noncash activity:

     The valuation of the warrants issued, $365,000, with the subordinated promissory notes in 1995 are included in Additional Paid-in Capital.

        The accompanying notes are an integral part of these statements.

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Correctional Services Corporation and Subsidiaries (formerly Esmor Correctional Services, Inc.) (See Note N) operate and manage detention and correctional facilities for Federal, state and local government agencies.


  1. Principles of Consolidation

     The consolidated financial statements include the accounts of Esmor Correctional Services, Inc. and its wholly-owned subsidiaries, Esmor, Inc., Esmor Management, Inc., Esmor Brooklyn, Inc., Esmor Seattle, Inc., Esmor Manhattan, Inc., Esmor Mansfield, Inc., Esmor Houston, Inc., Esmor New Jersey, Inc., Esmor Ft. Worth, Inc., Esmor Canadian, Inc. and Esmor Travis, Inc. (collectively the "Company" or the "Esmor companies"). All significant intercompany balances and transactions have been eliminated.

  2. Revenue Recognition

     Revenue is recognized at the time the service is provided. Revenues are principally derived from government agencies. The Company's accounts receivable balance is considered fully collectible based on historical experience and management's current evaluation. Accordingly, no allowance for doubtful accounts has been provided in the accompanying financial statements.

  3. Building, Equipment and Leasehold Improvements

     Building, equipment and leasehold improvements are carried at cost. Depreciation of building is computed under the straight-line method over a 20 year period. Depreciation of equipment is computed under the straight-line method over a five-year period. Leasehold improvements are being amortized over the shorter of the life of the asset or the applicable lease term (ranging from five to ten years.)

  4. Deferred Development and Start-up Costs

     Deferred development costs consist of costs that can be directly associated with a specific anticipated contract and, if the recoverability from that contract is probable, they are deferred until the anticipated contract has been awarded. At the commencement of operations of the facility, the deferred development costs are amortized over the life of the contract (including option periods) as development costs. Costs of unsuccessful or abandoned contracts are charged to expense when their recovery is not considered probable. Facility start-up costs are incurred (after a contract is awarded) in connection with the opening of new facilities under the contract. These costs, which are required under the contract, to the extent recoverable, are capitalized from the date of award until commencement of operations, at which time they are amortized on a straight-line basis over the term (including option periods) ranging from one to five year periods of the government contracts.

  5. Income Taxes

     The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109") in 1994. The standards for SFAS No. 109 required that the Company utilize an asset and liability approach for financial accounting and reporting for income taxes. The primary objectives of accounting for income taxes under SFAS 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset based on management's assessment of the tax consequences of events that have been reflected in the Company's consolidated financial statements. The adoption of SFAS No. 109 had an insignificant effect on the Company's financial statements.

     Prior to 1994 the Company was a Subchapter S Corporation. As such, the Company's taxable income was includable in the individual income tax returns of its shareholders for federal and certain state income tax

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

purposes. The statement of operations for the year ended December 31, 1993 reflects the pro forma effect on income taxes as if the Company's earnings had been subjected to federal and state income taxes as a C Corporation.

  6. Earnings (Loss) Per Share

     The computation of net earnings (loss) per common share is based upon the weighted average number of common shares outstanding during the year plus common stock equivalents representing shares issuable upon the assumed exercise of stock options and warrants. Common stock equivalents were not included for the year ended December 31, 1995, as their effect would be anti-dilutive. The Company is contemplating an offering in the amount of approximately $32,000,000, from which proceeds will be used to retire approximately $6,572,000 of debt (See Note N). The supplementary pro forma earnings (loss) per common share for the year ended December 31, 1995 and six months ended June 30, 1996 as if this debt has been retired at the beginning of the respective period, would be $(.28) and $.03 per share (assuming 5,037,226 and 5,373,058 weighted average common shares outstanding).

  7. Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

     Restricted cash of $750,000 and $233,761 at December 31, 1995 and June 30, 1996, respectively, represents payments to be made in 1996 to a contractor for the completion of the Phoenix, Arizona facility.

  8. Reclassifications


     Certain reclassifications have been made to the 1994 balances to conform to the 1995 presentation. In addition, certain amounts have been reclassified from deferred development and start-up costs to buildings, equipment and leasehold improvements as of December 31, 1995.


  9. Use of Estimates in Consolidated Financial Statements

     In preparing consolidated financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect the variances, if any, to have a material effect on the consolidated financial statements. For discussion of the realization of Receivable from Sale of Equipment and Leasehold Improvements (see Note L).

  10. Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of

     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). The standards for SFAS No. 121 require that the Company recognize and measure impairment losses of long-lived assets and certain identifiable intangibles and to value long-lived assets to be disposed of. The primary objectives under SFAS No. 121 are to (a) recognize an impairment loss of an asset whenever events or changes in circumstances indicate that its carrying amount may not be recoverable or (b) if planning to dispose of long-lived assets or certain identifiable intangibles, such assets have been reflected in the Company's consolidated financial statements at the net asset value less cost to sell. The effect of adopting SFAS 121 was not considered material to the consolidated financial statements.

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  11. Interim Financial Statements

     Information in the accompanying consolidated financial statements and notes to the consolidated financial statements for the interim periods is unaudited. The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.

  12. Impact of New Accounting Standard

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123's accounting provisions were followed. Management has determined not to adopt SFAS No. 123's accounting recognition provisions related to stock options granted to employees and accordingly, will continue following APB No. 25's accounting provisions. All other requirements of SFAS No. 123 were implemented on January 1, 1996 and are not expected to have a material effect on the Company's financial statements.

NOTE B -- CONTRACTUAL AGREEMENTS WITH GOVERNMENT AGENCIES

     The Company currently operates eleven secure and non-secure corrections or detention programs in the states of Florida, New York, Texas and Washington for Federal, state and local government agencies. The Company has entered into agreements with the state of Arizona, whereby operations are scheduled to commence in April 1996, and the state of Florida, whereby operations are scheduled to commence in the first quarter of 1997. The Company's secure facilities include a detention and processing center for illegal aliens, intermediate sanction facilities for parole violators and a shock incarceration facility, which is a military style "boot camp" for youthful offenders. Non-secure facilities include residential programs such as community corrections facilities for federal and state offenders serving the last six months of their sentences and non-residential programs such as home confinement supervision.

     The Company is compensated on the basis of the number of offenders held in each of its facilities. The Company's contracts may provide for fixed per diem rates or monthly fixed rates. Some contracts also provide for minimum guarantees.

     The terms of each contract vary and can be from one to five years. Contracts for more than one year have renewal options which either are exercisable on mutual agreement between the Company and the government agency or are exercisable by the government agency alone.

NOTE C -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. For the Company, financial instruments consist principally of cash and cash equivalents, subordinated promissory notes and long-term debt.

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  1. Cash and Cash Equivalents

     The carrying amount reasonably approximates fair value because of the short maturity of those instruments.

  2. Subordinated Promissory Notes and Long-Term Debt

     The fair value of the Company's subordinated promissory notes and long-term debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

                                                                                       JUNE 30,
                                         YEAR ENDED DECEMBER 31,                         1996
                            -------------------------------------------------   -----------------------
                                     1994                      1995
                            -----------------------   -----------------------         (UNAUDITED)
                             CARRYING       FAIR       CARRYING       FAIR       CARRYING       FAIR
                              AMOUNT       AMOUNT       AMOUNT       AMOUNT       AMOUNT       AMOUNT
                            ----------   ----------   ----------   ----------   ----------   ----------
Cash and cash
  equivalents.............  $  308,000   $  308,000   $3,757,000   $3,757,000   $   38,000   $   38,000
Long-term debt............  $4,785,000   $4,785,000   $5,221,000   $5,221,000   $6,572,000   $6,572,000
Subordinated promissory
  notes...................          --           --   $5,362,000   $5,362,000   $4,032,000   $4,032,000

  3. Receivable from Sale of Equipment and Leasehold Improvements

     The carrying value of the Receivable from Sale of Equipment and Leasehold at December 31, 1995 and June 30, 1996 is $3,207,892 and $3,507,882 (unaudited), respectively. The Company believes the fair value of the Receivable from Sale of Equipment and Leasehold Improvements is not practicable to estimate (See Note L-1).

NOTE D -- PREPAID EXPENSES AND OTHER

     Prepaid expenses and other current assets consist of the following:

                                                              DECEMBER 31,
                                                          ---------------------     JUNE 30,
                                                            1994        1995          1996
                                                          --------   ----------   ------------
                                                                                  (UNAUDITED)
    Prepaid insurance...................................  $393,605   $  190,754    $   154,757
    Prepaid real estate taxes...........................   126,174      122,473        134,731
    Prepaid and refundable income taxes.................        --      665,878        281,134
    Other...............................................   120,864      436,201        438,103
                                                          --------   ----------   ------------
                                                          $640,643   $1,415,306    $ 1,008,725
                                                          ========    =========      =========

NOTE E -- BUILDING, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Building, equipment and leasehold improvements, at cost, consist of the following:



                                                              DECEMBER 31,
                                                        -----------------------     JUNE 30,
                                                           1994         1995          1996
                                                        ----------   ----------   ------------
                                                                                  (UNAUDITED)
    Building..........................................  $       --   $5,742,749   $  9,963,334
    Equipment.........................................   3,477,778    1,138,276      1,643,410
    Leasehold improvements............................   4,962,912    1,000,678      1,014,063
                                                        ----------   ----------   ------------
                                                         8,440,690    7,881,703     12,620,827
    Less accumulated depreciation.....................    (922,689)    (655,380)      (927,002)
                                                        ----------   ----------   ------------
                                                        $7,518,001   $7,226,323   $ 11,693,805
                                                         =========    =========     ==========

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Depreciation expense for the years ended December 31, 1993, 1994 and 1995, and for the six months ended June 30, 1995 and 1996 was approximately $113,000, $639,000, $1,040,000, $853,000 (unaudited) and $271,000 (unaudited), respectively.

NOTE F -- OTHER ASSETS

     Deferred development and start-up costs are comprised of the following:

                                                            DECEMBER 31,
                                                       -----------------------       JUNE 30,
                                                          1994         1995            1996
                                                       ----------   ----------     ------------
                                                                                   (UNAUDITED)
    Development costs................................  $  874,286   $1,663,804      $ 2,269,969
    Start-up costs...................................     425,043      354,880          929,388
                                                       ----------   ----------     ------------
                                                        1,299,329    2,018,684        3,199,357
    Less accumulated amortization....................    (237,658)    (289,414)        (424,566)
                                                       ----------   ----------     ------------
                                                       $1,061,671   $1,729,270      $ 2,774,791
                                                        =========    =========        =========

     The June 30, 1996 and December 31, 1995 balance of $2,774,791 (unaudited) and $1,729,270, respectively includes development costs of approximately $69,000 and $48,500, respectively, related to unawarded contracts.

     Other assets consist of the following:

                                                             DECEMBER 31,
                                                          -------------------      JUNE 30,
                                                            1994       1995          1996
                                                          --------   --------     -----------
                                                                                  (UNAUDITED)
    Deferred refinancing costs..........................  $ 43,946   $587,424      $ 469,584
    Deposits............................................        --    125,773        139,095
    Deferred lease option costs.........................    40,000     34,664         30,662
    Other...............................................   101,616     12,908         34,898
                                                          --------   --------     -----------
                                                          $185,562   $760,769      $ 674,239
                                                          ========   ========      =========

     Amortization expense of deferred development and start-up costs for the years ended December 31, 1993, 1994 and 1995, and for the six months ended June 30, 1995 and 1996 was approximately $130,000, $137,000, $202,000, $122,000
(unaudited) and $205,000 (unaudited), respectively.

NOTE G -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following:

                                                              DECEMBER 31,
                                                         -----------------------    JUNE 30,
                                                            1994         1995         1996
                                                         ----------   ----------   ----------
                                                                                   (UNAUDITED)
    Accounts payable...................................  $1,289,334   $1,324,963   $1,903,341
    Accrued expenses...................................     509,812    1,722,848    1,136,118
    Payroll and related taxes..........................     357,956      284,633      265,301
    Construction costs (including retainage)...........     349,683      120,120      120,120
    Income taxes.......................................     132,730       82,601        6,229
                                                         ----------   ----------   ----------
                                                         $2,639,515   $3,535,165   $3,431,109
                                                          =========    =========    =========

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- DEBT

     Effective December 31, 1995, the Company and NationsBank, N.A. entered into a loan and security agreement totaling $11.0 million expiring on January 15, 1998. The agreement consists of $5 million term loan at a fixed rate of 8.92%, which refinanced previous debt with another bank, and a $6 million revolving line of credit for working capital purposes. The term loan is repayable in monthly installments of $83,333 until the facility's expiration date, at which time the remaining balance is due. Borrowings under the revolver are based, at the Company's option, on .75% over the bank's prime rate or the London International Bank Rate (LIBOR) plus 3.35%. After September 30, 1996 the interest rate charged under either method will be based on the Company's financial performance as specified in the agreement. Further, the Company is required to pay an annual commitment fee of .25% of the average unused portion of the facility. The Company may prepay any borrowings without interest or penalty. The Company's subsidiaries have guaranteed the Company's obligation under the agreement. The Company has granted the bank a first priority security interest in all of its assets, including a first real estate mortgage on the land and building to be used for its Phoenix, Arizona facility. The lending agreement contains certain financial covenants including a debt service coverage ratio and a senior liabilities to tangible net worth and subordinated debt ratio. The Company was not in compliance with its debt service coverage ratio as of March 31, 1996. NationsBank, N.A. has agreed to waive this covenant for March 31, 1996, and has amended the debt service coverage ratio covenant under the agreement. The agreement precludes the payment of dividends and stock repurchase or redemptions prior to December 31, 1996. Thereafter, such dividends, purchase or redemptions is limited to 10% of the Company's net earnings after taxes provided that the Company is in compliance with the above-noted financial covenants.

     Through a series of transactions that closed in July, August and September 1995, the Company issued 5,676.6 units at $1,000 per unit, in a private placement of its securities ("1995 Private Placement"). Each unit consists of
(i) a 10% subordinated promissory note due July 31, 1998 in the principal amount of $1,000, interest payable quarterly and (ii) a four year warrant to purchase 154 shares of common stock at $7.75 per share. The Company received gross proceeds of $5,676,600 in connection with the 1995 Private Placement and recorded the market value of the warrants, $365,000, as promissory note discount amortized over three years. The net proceeds from such issuance are being used to construct and renovate its Phoenix, Arizona facility.

     The Company's prior revolving credit and term loan agreement dated July 18, 1994, with a bank, provided the Company with maximum borrowings of $5,000,000, at the bank's prime rate plus 1% per annum, in the form of: (i) a $1,000,000 revolving credit agreement expiring July 28, 1996 and (ii) a $4,000,000 term loan agreement with the outstanding principal payable in monthly installments through August 31, 1999. The Company had granted the prior bank a first priority security interest in all of its assets. On March 24, 1995, the Company entered into a $1,500,000 project loan and term loan agreement with a bank. Proceeds from the loan were used to finance the cost of construction of the Company's Canadian, Texas facility. As noted above, these loans have been repaid in full by the loan and security agreement with NationsBank, N.A.

     On July 28, 1995, the Company entered into an agreement with the bank under which this bank (i) waived its right to declare the revolving credit and term loan agreement dated July 28, 1994 and the project loan and term loan agreement dated March 24, 1995 in default in the event of the expiration of the Company's Elizabeth, New Jersey contract with the United States Department of Justice, Immigration and Naturalization Services ("INS"), and (ii) consented to the Company's 1995 Private Placement, see above. In addition, the Company granted the prior bank a first priority deed of trust, assignment of rents and security interest on its Phoenix, Arizona facility and the assignment of leases and rents on its Elizabeth, New Jersey facility. Pursuant to the agreement, the maturity date of the term loan agreements became July 1, 1997, payable in monthly installments of $92,000 with the balance due July 1, 1997. Under the agreement, the Company prepaid $250,000 of the term loans in September 1995. In connection with the agreement, the

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

President and Executive Vice President gave limited personal guarantees, not to exceed $1,200,000 each. On December 31, 1995, the term loan, revolving line of credit and project loan agreements were paid in full by the loan and security agreement with NationsBank, N.A.

     Borrowings under the long-term debt and revolving line of credit agreements consist of the following:

                                                            DECEMBER 31,
                                                       -----------------------      JUNE 30,
                                                          1994         1995           1996
                                                       ----------   ----------     ----------
                                                                                   (UNAUDITED)
    Term loans.......................................  $4,785,404   $5,000,000     $4,603,043
    Revolving line of credit.........................          --      221,022      1,969,000
                                                       ----------   ----------     ----------
                                                        4,785,404    5,221,022      6,572,043
    Less
      Current maturities.............................   1,757,384    1,221,022     (2,973,545)
                                                       ----------   ----------     ----------
                                                       $3,028,020   $4,000,000     $3,598,498
                                                        =========    =========      =========

     Aggregate maturities of long-term debt as of December 31, 1995 are as follows:

          1996.........................................................  $1,221,022
          1997.........................................................   1,000,000
          1998.........................................................   3,000,000
                                                                         ----------
                                                                         $5,221,022
                                                                          =========

NOTE I -- RENTAL AGREEMENTS

     Minimum rental commitments under non-cancelable leases as of December 31, 1995, are as follows:

                            YEAR ENDING                                           RELATED
                            DECEMBER 31,                            TOTAL        COMPANIES
                           -------------                          ----------     ----------
       1996.....................................................  $1,770,000     $1,080,000
       1997.....................................................   1,735,000      1,080,000
       1998.....................................................   1,670,000      1,080,000
       1999.....................................................     980,000        600,000
       2000.....................................................     700,000        600,000
       Thereafter...............................................     200,000        200,000
                                                                  ----------     ----------
                                                                  $7,055,000     $4,640,000
                                                                   =========      =========

     The Company leases one of its facilities from a related party under a sublease arrangement, which expires April 30, 2000. The Company has a five-year option to renew this sublease arrangement. A portion of this building and annex are occupied by residential and commercial tenants.

     The Company leases another building from a related party. The lease commenced January 1, 1994 and expires December 31, 1998. Thereafter, the Company has three successive five-year options to renew. In addition to the base rent, the Company pays taxes, insurance, repairs and maintenance on this building.

     Rental expense for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 aggregated $1,360,000, $1,428,000,
$1,510,000, $934,000 (unaudited) and $833,000 (unaudited) respectively, and is included in general and administrative expenses. Rent expense to related companies aggregated $1,218,000, $966,000, $1,038,000 and $507,000 (unaudited)
and $485,000 (unaudited) for the years ended December 31, 1993, 1994 and 1995, and the six months ended June 30, 1995 and 1996, respectively.

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE J -- INCOME TAXES

     The income tax expense (benefit) consists of the following:

                                                 DECEMBER 31,                     JUNE 30,
                                     -------------------------------------   -------------------
                                        1993         1994         1995         1995       1996
                                     ----------   ----------   -----------   --------   --------
                                                                                 (UNAUDITED)
    Current:
      Federal......................  $  625,000   $  800,000   $   (42,000)  $     --   $(12,000)
      State and local..............     111,000      202,000       112,000    148,000      2,000
    Deferred
      Federal, state and local.....          --           --    (1,120,000)  (127,000)
                                      ---------   ----------   -----------   --------   --------
                                     $  736,000   $1,002,000   $(1,050,000)  $ 21,000   $(10,000)
                                      =========   ==========   ===========   ========   ========

     The following is a reconciliation of the statutory federal income tax rate and the effective tax rate as a percentage of pretax income:

                                                          DECEMBER 31,             JUNE 30,
                                                      ---------------------     --------------
                                                      1993    1994    1995      1995     1996
                                                      ----    ----    -----     -----    -----
    Statutory federal rate..........................  34.0%   34.0%   (34.0)%   (34.0)%  (34.0)%
    State taxes, net of federal tax benefit.........   4.0     4.0      5.0      35.4      5.6
    Non-deductible items............................   2.0     1.4      1.2       3.3      1.1
    Other...........................................    --      --     (9.8)      2.9    (15.2)
                                                       ---     ---    -----      ----    -----
                                                      40.0%   39.4%   (37.6)%     7.6%   (42.5)%
                                                       ===     ===    =====      ====    =====

     Deferred income taxes reflect the tax effected impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The components of the Company's deferred tax assets are summarized as follows:

                                                           DECEMBER 31,
                                                      -----------------------      JUNE 30,
                                                        1994          1995           1996
                                                      --------     ----------     -----------
                                                                                  (UNAUDITED)
    Depreciation and loss on New Jersey facility
      closing.......................................  $ 27,000     $  986,000     $   986,000
    Vacation accrual................................    42,000         52,000          52,000
    Development costs...............................        --         42,000          42,000
    Accrued expenses................................        --         70,000          70,000
    Other...........................................        --        (30,000)        (30,000)
                                                      --------     ----------      ----------
                                                        69,000      1,120,000       1,120,000
    Valuation allowance.............................   (69,000)            --              --
                                                      --------     ----------      ----------
                                                      $     --     $1,120,000     $ 1,120,000
                                                      ========     ==========      ==========

     The Company, after considering its previous pattern of profitability, excluding the New Jersey facility charge, and its anticipated future taxable income, believes it is more likely than not that the deferred tax assets will be realized.

NOTE K -- STOCKHOLDERS' EQUITY

     On August 4, 1994, the Company's Board of Directors declared a 5% stock dividend payable on September 16, 1994 to stockholders of record on September 2, 1994. On March 8, 1995, the Company's Board of Directors authorized a five-for-four stock split in the form of a 25% stock dividend payable on April 5, 1995

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

to stockholders of record on March 23, 1995. All references in the financial statements to average number of shares outstanding, per share amounts and stock option data for prior periods presented have been restated to reflect the 5% stock dividend and five-for-four stock split.

     During September 1995, the Company completed the private placement of 496,807 shares of common stock at $7.75 per share. The Company received gross proceeds of $3,850,254, net of issuance costs of $380,556. The net proceeds are being used for its Phoenix, Arizona facility.

     On February 2, 1994, the Company completed a public offering of 833,333 shares of common stock. The net proceeds received by the Company after deducting applicable issuance costs and expenses aggregated $4,105,020. In connection with the public offering, the Company sold to the representative of the underwriters, for a nominal sum, warrants to purchase from the Company 109,375 shares of common stock. The warrants are exercisable for a period of four years commencing February 2, 1995 at an exercise price of 107% of the initial public offering price ($4.76), increasing to 114% of the initial public offering price on February 2, 1996, 121% of the initial public offering price on February 2, 1997 and 128% of the initial public offering price on February 2, 1998. As of June 30, 1996 all of the warrants remain outstanding.

     In connection with the 1995 Private Placement, the Company sold to the agent for the private placement, for a nominal sum, warrants to purchase from the Company 59,681 share of common stock. The warrants are exercisable for a period of five years commencing September 15, 1995 at an exercise price of $10.00. As of June 30, 1996 all of the warrants remain outstanding.

     In connection with the 1995 Private Placement, warrants issued with units totalled 874,198 which are exercisable at $7.75 per share. During the six months ended June 30, 1996, 192,052 warrants were exercised simultaneously with the tendering of subordinated notes. At December 31, 1995 and June 30, 1996 warrants outstanding totalled 874,198 and 682,146 (unaudited), respectively. (See Note
H).

NOTE L -- COMMITMENTS AND CONTINGENCIES

  1. New Jersey Facility Closure

     Due to a disturbance at the Company's Elizabeth, New Jersey facility on June 18, 1995, the facility was closed and all detainees located therein were moved by the INS to other facilities. On December 15, 1995, the Company and a publicly-traded company (the "Buyer"), which also operates and manages detention and correctional facilities, entered into an asset purchase agreement pursuant to which the Buyer purchased the equipment, inventory and supplies, contract rights and records, leasehold and land improvements of the Company's New Jersey facility for $6,223,000. The purchase price is payable in non-interest bearing monthly installments of $123,000 through August 1999 beginning in the month that the Buyer commences operations of the facility. If the INS re-awards the contract to the Buyer, the unpaid balance is payable in monthly non-interest bearing installments of $123,000 beginning in the first month of the re-award term and the Company will record as income the unpaid balance. On June 13, 1996 the Company, the Buyer and the INS executed a novation agreement whereby the Buyer became the successor-in-interest to the contract with the INS. In addition, the Company's lease for the New Jersey facility was assigned to the Buyer. The Company has no continuing obligation with respect to the Elizabeth, New Jersey facility.

     The receivable from sale of the equipment and leasehold improvements reflected in the balance sheet at December 31, 1995, and June 30, 1996 represented the present value of the consideration to be received through August 1999, of $3,207,882 and $2,769,882 (unaudited), respectively ($4,428,000 discounted using an interest rate of 11.5% per annum) reduced by the estimated closing costs (legal and consulting) and the facility's estimated carrying costs through July 1, 1996. The statement of operations for 1995 reflects a provision, "New Jersey facility closure costs," of $3,909,700 which represents $416,201 from the write-off of deferred development costs related to the facility and $3,493,499 resulting from the adjustment of the carrying

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

value of the related assets discussed above. During the six months ended June 30, 1996 the reserve for carrying and closing costs was reduced by approximately $300,000 of payments for rent and other carrying and closing costs.

     In connection with the filing of a Registration Statement with the Securities and Exchange Commission, the Company has revised the present value of the $6,223,000 purchase price of sale of equipment and leasehold improvements described above, reducing to zero the present value of the $1,800,000 portion of the purchase price, or $1,300,000, contingent upon re-award of the related management contract and increased the provision for New Jersey facility closure costs in a like amount for the year ended December 31, 1995. The effect of the adjustments on the accompanying financial statements at December 31, 1995 is as follows:

                                                                      AS PREVIOUSLY
                                                                        REPORTED      AS RESTATED
                                                                      -------------   ------------
Net loss............................................................   $  (959,391)   $ (1,739,391)
Net loss per common share...........................................         (0.21)          (0.38)
Receivable from sale of equipment and leasehold improvements........     4,507,882       3,207,882
Deferred income taxes...............................................       600,000       1,120,000
Retained earnings (deficit).........................................       473,492        (306,508)


  2. Legal Matters



     In May 1993, a former employee of the Company filed suit in the United States District Court, Southern District of New York claiming that he was intentionally assaulted by employees of the Company. This employee alleges six causes of action, claiming, among other things, that he was deprived of due process and equal protection and is claiming $5,000,000 in damages on each of his six causes of action. The Company believes such claims to be without merit and is vigorously defending this action. The ultimate outcome of the lawsuit cannot be determined at this time, and accordingly, no adjustment has been made to the consolidated financial statements.


     In January 1996 a lawsuit was filed with the Supreme Court of New York by a former employee of the Company, alleging sexual harassment and discrimination, as well as physical assault, rape and negligent screening of employees. Total damage sought by plaintiff amount to $4,000,000 plus attorney fees. The Company believes that such claims to be without merit and intends to vigorously defend itself in this action. The ultimate outcome of the lawsuit cannot be determined at this time, and accordingly, no adjustment has been made in the consolidated financial statements.

     On March 6, 1996 former inmates at one of the Company's facilities filed an action in the Supreme Court of the State of New York, County of Bronx. Plaintiffs claim on behalf of themselves and others similarly situated, personal injuries and property damage purportedly caused by negligence and intentional acts of the Company. The lawsuit claims $500,000,000 each for compensatory and punitive damages. The Company intends to vigorously defend itself in this action. The Company has notified its insurance carrier and has requested indemnity and defense. The ultimate outcome of the lawsuit cannot be determined at this time, and accordingly, no adjustment has been made to the consolidated financial statements.

     In July 1996 a lawsuit was filed with the Superior Court for the State of New Jersey by nine plaintiffs who were detainees at the Company's former Elizabeth, New Jersey facility or their spouses. The detainees allege that they were mistreated at the hands of local law enforcement authorities while they were detainees at a facility formerly operated by the Company. No specific damage amounts are set forth in the complaint. However, in claim forms submitted to the Company prior to the commencement of the litigation, individual damages of $10,000,000 per plaintiff were demanded. The action has been moved to the United States District Court for the District of New Jersey, Newark Division. The Company intends to vigorously defend itself in

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

this action. The Company has notified its insurance carrier and has requested indemnity and defense. The ultimate outcome of the lawsuit cannot be determined at this time, and accordingly, no adjustment has been made to the consolidated financial statements.

     The Company is subject to claims and suits in the ordinary course of business. Management believes that the ultimate outcome of all such proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.

  3. Contracts

     Renewal of government contracts (Note B) is subject to, among other things, appropriations of funds by the various levels of government involved (Federal, state or local). Also, several contracts contain provisions whereby the Company may be subject to audit by the government agencies involved. These contracts also generally contain "termination for the convenience of the government" and "stop work order" clauses which generally allow the government to terminate a contract without cause. In the event one of the Company's larger contracts is terminated, it may have a material adverse effect on the Company's operations.

  4. Officers' Compensation

     Effective February 9, 1994, the President entered into five-year employment agreements with the Company that provides annual compensation of $189,000, annual cost of living increases and an annual bonus of five percent of pre-tax earnings greater than $1,000,000, not to exceed $200,000.

     In January 1996, the Company entered into three-year employment agreements with its Chief Operating Officer and Executive Vice President -- Finance, which provide annual compensation of $115,000 and $129,000, respectively, and a bonus equal to 3% of pre-tax profits in excess of $1,000,000, not to exceed $50,000 and $75,000, respectively. Pursuant to the terms of the employment agreement, each executive was granted an option to purchase 100,000 shares of common stock. The option was granted at the fair market value of the stock on the date of grant which was $8.875 per share. The options are exercisable as follows: one-third on the date of grant, one-third one year from the date of grant and the remaining one-third two years from the date of grant.


  5. Other


     Approximately 99.7%, 97.5% and 96.6% and of the Company's revenues for the years ended December 31, 1993, 1994 and 1995, respectively, relate to amounts earned from Federal, state and local contracts. The Company's contracts with government agencies where revenues exceeded 10% of the Company's total consolidated revenues were with the U. S. Bureau of Prisons, INS, the New York State Department of Corrections, and the Texas Department of Criminal Justice.

  6. Phoenix, Arizona Facility -- Renovation Costs to Complete

     At December 31, 1995 and June 30, 1996, the Company has incurred approximately $604,000 and $4,457,000 (unaudited) for the renovation of the Phoenix, Arizona facility. Total anticipated construction costs upon completion approximate $4,516,000. In addition, the Company has restricted cash of $750,000 and $233,761, (unaudited) as of December 31, 1995 and June 30, 1996, respectively, for final payments of the renovation costs of this facility.

  7. Fiduciary Funds

     The Company acts as a fiduciary disbursing agent on behalf of a governmental entity whereby certain governmental entity funds are maintained in a separate bank account. These funds are for payments to the

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

general contractor which is constructing a government owned facility. The Company is responsible for managing the construction process. Once completed, operations at these facilities will be under management by the Company. At June 30, 1996, approximately $1,126,000 of such funds were being held in the separate bank account which was disbursed to the general contractor in July 1996. The Company has no legal rights to the funds nor the constructed facility, and accordingly, such funds do not appear in the accompanying financial statements.

  8. Construction Commitments

     In connection with certain facility contracts the Company has commitments to construct and develop facilities totalling approximately $3,800,000. In addition, the Company intends to enter into a facility contract pursuant to which the Company is required to construct and develop a facility for a total cost of approximately $15,000,000.

NOTE M -- STOCK OPTIONS

     In October 1993, the Company adopted a stock option plan (the "Stock Option Plan"). This plan provides for the granting of both: (i) incentive stock options to employees and/or officers of the Company and (ii) nonqualified options to consultants, directors, employees or officers of the Company. The total number of shares which may be sold pursuant to options granted under the stock option plan is 500,000. The Company, in June 1994, adopted a Non-employee Directors Stock Option Plan, which provides for the grant of nonqualified options to purchase up to 196,875 shares of the Company's common stock.

     Options granted under both plans may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). Options granted under the Stock Option Plan will expire not more than five years from the date of grant.

     Information regarding the Company's stock option plans is summarized below:

                                                                         NON-EMPLOYEE
                                                             STOCK      DIRECTORS STOCK   NON-PLAN
                                                          OPTION PLAN     OPTION PLAN     OPTIONS
                                                          -----------   ---------------   --------
    Balance at January 1, 1994..........................         --              --            --
      Granted...........................................    225,313          65,000            --
                                                          -----------   ---------------   --------
    Outstanding at December 31, 1994....................    225,313          65,000            --
      Granted...........................................     54,375          25,000            --
      Exercised.........................................     (7,000)             --            --
                                                          -----------   ---------------   --------
    Outstanding at December 31, 1995....................    272,688          90,000            --
      Granted...........................................     46,200          30,000       215,000
      Cancelled.........................................    (33,750)        (16,562)           --
      Exercised.........................................    (41,563)           (200)           --
                                                          -----------   ---------------   --------
    Outstanding at June 30, 1996 (unaudited)............    243,575         103,238       215,000
                                                          =========     ===========       =======
    Option prices per share
      Granted................................................  $4.76-$20.63    $7.05-$18.75
      Exercised..............................................         $4.76

     At December 31, 1995 and June 30, 1996, stock options for 225,314 shares ($4.76-$8.00 a share) and 195,944 shares ($4.76-$11 a share) were exercisable under the stock option plans, respectively. At June 30, 1996, non-plan stock options for 66,666 shares ($8.875 a share) were exercisable.

               CORRECTIONAL SERVICES CORPORATION AND SUBSIDIARIES
                  (FORMERLY ESMOR CORRECTIONAL SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE N -- SUBSEQUENT EVENTS

  1. Proposed Public Offering of Securities

     The Company is in the process of filing a registration statement for a proposed sale of 2,450,000 shares of common stock. Of the 2,450,000 shares of common stock offered, 2,000,000 shares are being sold by the Company and 450,000 shares by certain stockholders. The Company will not receive any proceeds from the shares being sold by stockholders. The Company intends to retire bank indebtedness (Note H) with a portion of the net proceeds of the proposed offering.

  2. New Jersey Facility

     On June 13, 1996 the INS agreed to transfer the facility lease and management contract to a unrelated Company. (See Note L-1.)

  3. On August 1, 1996 the Company's Certificate of Incorporation was amended which changed the name of the Company to Correctional Services Corporation and increased the number of authorized shares of Common Stock from 10,000,000 to 30,000,000 shares.

[Photo of Arizona State Prison, Phoenix West owned and operated by the company.]


   [Photo of Company employees receive extensive training upon employment and annual training thereafter.]


   [Photos of the Company's innovative programs for juveniles are designed to reduce recidivism.]

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                             ---------------------

                                        PAGE
                                        ----
Prospectus Summary....................    3
Safe Harbor Provisions of the Private
  Securities Litigation Reform Act....    6
Risk Factors..........................    6
Capitalization........................   10
Use of Proceeds.......................   10
Dividends.............................   11
Price Range of Common Stock...........   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   18
Management............................   26
Certain Transactions..................   30
Principal and Selling Stockholders....   32
Description of Securities.............   33
Underwriting..........................   35
Legal Matters.........................   36
Experts...............................   36
Available Information.................   36
Additional Information................   36
Consolidated Financial Statements.....  F-1

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                2,450,000 SHARES

                    CORRECTIONAL SERVICES CORPORATION (LOGO)

                                  CORRECTIONAL

                                    SERVICES
                                  CORPORATION

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                 STEPHENS INC.

                              J.C. BRADFORD & CO.

                               September   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     (a) Exhibits:


      1        -- Form of Revised Underwriting Agreement.
      3.1      -- Copy of Registrant's Certificate of Incorporation.
      3.1.1    -- Copy of Certificate of Amendment to Registrant's Certificate of Incorporation.
      3.1.2    -- Copy of Certificate of Correction to Registrant's Certificate of
                  Incorporation.
      3.1.3    -- Copy of Certificate of Correction to Registrant's Certificate of Amendment to
                  Registrant's Certificate of Incorporation.
     10.48     -- Copy of Management Agreement between the Company and Bell County, Texas for operation of Killeen, Texas juvenile detention facility.
     10.49     -- Copy of Agreement between the Company and the Fort Bend County Community
                  Supervision and Corrections Department to provide beds at Houston, Texas intermediate sanction facility.
     11        -- Computation of Per Share Earnings.
     23.1      -- Consent of Grant Thornton LLP (contained on page II-3).


     (b) Financial Statement Schedules:

     Schedules have been omitted for the reason that they are not required or are not applicable or because the required information is included in the financial statements or the notes thereto.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sarasota, State of Florida, on the 6th day of September, 1996.


                                          CORRECTIONAL SERVICES CORPORATION

                                          By:       *  JAMES F. SLATTERY
                                            ------------------------------------
                                                     James F. Slattery
                                                         President


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ---------------------------   -------------------
                 *  JAMES F. SLATTERY           President and Director          September 6, 1996
- ---------------------------------------------     (Principal Executive
              James F. Slattery                   Officer)

                   *  AARON SPEISMAN            Executive Vice President,       September 6, 1996
- ---------------------------------------------     Secretary and Director
               Aaron Speisman

                     *  LEE LEVINSON            Chief Financial Officer         September 6, 1996
- ---------------------------------------------     (Principal Financial and
                Lee Levinson                      Accounting Officer)

                 *  RAYMOND S. EVANS            Director                        September 6, 1996
- ---------------------------------------------
              Raymond S. Evans

                     *  SHIMMIE HORN            Director                        September 6, 1996
- ---------------------------------------------
                Shimmie Horn

                  *  STUART M. GERSON           Director                        September 6, 1996
- ---------------------------------------------
              Stuart M. Gerson

                   *  MELVIN T. STITH           Director                        September 6, 1996
- ---------------------------------------------
               Melvin T. Stith

                 *  RICHARD P. STALEY           Senior Vice President and       September 6, 1996
- ---------------------------------------------     Director
              Richard P. Staley



*By:      /s/  IRA M. COTLER

     -------------------------------
              Ira M. Cotler
            Attorney-in-fact

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     We have issued our report dated March 1, 1996 (except for Notes L-1 and L-2, as to which the dates are August 13, 1996 and March 6, 1996, respectively), accompanying the financial statements of Correctional Services Corporation and Subsidiaries (formerly Esmor Correctional Services, Inc.) contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts".


/s/ Grant Thorton LLP

GRANT THORNTON LLP
New York, New York

September 9, 1996

                               INDEX TO EXHIBITS


                                                                                      SEQUENTIAL
                                                                                       PAGE NO.
                                                                                      ----------
        1         -- Form of Revised Underwriting Agreement.........................
        3.1       -- Copy of Registrant's Certificate of Incorporation..............
        3.1.1     -- Copy of Certificate of Amendment to Registrant's Certificate of
                     Incorporation..................................................
        3.1.2     -- Copy of Certificate of Correction to Registrant's Certificate
                     of Incorporation...............................................
        3.1.3     -- Copy of Certificate of Correction to Registrant's Certificate
                     of Amendment to Registrant's Certificate of Incorporation......
       10.48      -- Copy of Management Agreement between the Company and Bell
                     County, Texas for operation of Killeen, Texas juvenile
                     detention facility.............................................
       10.49      -- Copy of Agreement between the Company and the Fort Bend County
                     Community Supervision and Corrections Department to provide beds at Houston, Texas intermediate sanction facility..........
       11         -- Computation of Per Share Earnings..............................
       23.1       -- Consent of Grant Thornton LLP (contained on page II-3).........